EXHIBIT 99.3

PRO FORMA VALUATION REPORT

HAMILTON BANCORP, INC.

Towson, Maryland

PROPOSED HOLDING COMPANY FOR:

HAMILTON BANK

Towson, Maryland

Dated As Of:

May 25, 2012

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

May 25, 2012

Board of Directors

Hamilton Bank

501 Fairmount Avenue, Suite 200

Towson, Maryland 21286

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations issued by the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller of the Currency (“OCC”), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of Hamilton Bank (“Hamilton” or the “Bank”) adopted a plan of conversion on June 13, 2012. Pursuant to the plan of conversion, the Bank will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Hamilton Bancorp, Inc. (“Hamilton Bancorp” or the “Company”) a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, Hamilton Bancorp will be a savings and loan holding company, and its primary regulator will be the Federal Reserve.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

At this time, no other activities are contemplated for Hamilton Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan (“ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Hamilton Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

May 25, 2012

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed Hamilton Bancorp’s and the Bank’s regulatory applications, including the prospectus as filed with the OCC and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Hamilton’s management; Rowles & Company, LLP, the Bank’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., Hamilton’s conversion counsel; and Stifel Nicolaus Weisel, which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Hamilton operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Hamilton and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Hamilton Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Hamilton’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Hamilton’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Hamilton only as a going concern and should not be considered as an indication of the Bank’s liquidation or control value.

Board of Directors

May 25, 2012

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that Hamilton intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $28.0 million at the midpoint, equal to 2,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $23.8 million and a maximum value of $32.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,380,000 at the minimum and 3,220,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $37.0 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,703,000.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Hamilton Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Hamilton Bancorp as of or for the periods ended March 31, 2012, the date of the financial data included in the prospectus.

Board of Directors

May 25, 2012

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Hamilton Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Hamilton Bancorp’s stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

James J. Oren

Director

RP® Financial, LC.

TABLE OF CONTENTS

Hamilton Bank

Towson, Maryland

PAGE
DESCRIPTION	NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion	I.2
Strategic Overview	I.2
Balance Sheet Trends	I.3
Income and Expense Trends	I.8
Interest Rate Risk Management	I.12
Lending Activities and Strategy	I.13
Asset Quality	I.18
Funding Composition and Strategy	I.19
Legal Proceedings	I.19

CHAPTER TWO MARKET AREA

Introduction	II.1
National Economic Factors	II.1
Interest Rate Environment	II.4
Market Area Demographics	II.5
Regional/Local Economy	II.7
Employment Sectors	II.8
Unemployment Data and Trends	II.9
Market Area Deposit Characteristics and Trends	II.10
Competition	II.11

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.7
Income and Expense Components	III.9
Loan Composition	III.13
Credit Risk	III.13
Interest Rate Risk	III.16
Summary	III.16

RP® Financial, LC.

TABLE OF CONTENTS

Hamilton Bank

Towson, Maryland

(continued)

PAGE
DESCRIPTION	NUMBER
CHAPTER FOUR VALUATION ANALYSIS

Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.3
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.5
4. Primary Market Area	IV.6
5. Dividends	IV.6
6. Liquidity of the Shares	IV.7
7. Marketing of the Issue	IV.8
A. The Public Market	IV.8
B. The New Issue Market	IV.12
C. The Acquisition Market	IV.14
8. Management	IV.14
9. Effect of Government Regulation and Regulatory Reform	IV.15
Summary of Adjustments	IV.15
Valuation Approaches	IV.15
1. Price-to-Earnings (“P/E”)	IV.17
2. Price-to-Book (“P/B”)	IV.17
3. Price-to-Assets (“P/A”)	IV.19
Comparison to Recent Offerings	IV.19
Valuation Conclusion	IV.20

RP® Financial, LC.

LIST OF TABLES

Hamilton Bank

Towson, Maryland

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	I.4
1.2	Historical Income Statements	I.9

2.1	Summary Demographic/Economic Information	II.6
2.2	Top 25 Major Employers in Greater Baltimore	II.8
2.3	Primary Market Area Employment Sectors	II.9
2.4	Unemployment Trends	II.10
2.5	Deposit Summary	II.11
2.6	Market Area Deposit Competitors	II.12

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Inc as a % of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Credit Risk Measures and Related Information	III.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.17

4.1	Pricing Characteristics and After-Market Trends	IV.13
4.2	Public Market Pricing	IV.18

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Hamilton Bank (the “Bank”) is a federal mutual savings bank headquartered in Towson, Maryland, operating in northern Maryland within the Baltimore, Maryland Metropolitan Statistical Area (“MSA”). The Bank conducts business through its executive offices in Towson, Maryland and a total of 5 full-service offices across the Baltimore MSA and the surrounding suburban region, serving the communities of Cockeysville, Pasadena, Towson, and Baltimore (Overlea and Hamilton) in Maryland. A map of the Bank’s branch network is shown in Exhibit I-1.

In addition to the traditional retail branches, the Bank delivers its banking products and services through alternative delivery methods including direct deposit, ATMs and check card services, overdraft protection, telephone and Internet banking, and remote deposit capture, thereby providing its customers multiple channels to access their accounts. The Bank has served customers in its northern Maryland markets since its founding in 1915.

The Bank’s primary business activity consists of taking deposits from the general public and investing those deposits, together with funds generated from operations, in 1-4 family residential mortgage loans (including loans secured by both owner-occupied and non-owner-occupied residential properties), commercial real estate loans, commercial business loans, home equity loans and lines of credit, construction loans, and, to a much lesser extent, consumer loans (consisting primarily of loans secured by deposits and automobile loans).

The Bank also invests in securities, primarily US government agency obligations, mortgage-backed securities and collateralized mortgage obligations issued or guaranteed by U.S. government-sponsored enterprises.

The Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency (“OCC”).

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and using those funds, to originate loans to their customers and invest in securities such as U.S. Government and agency securities and MBS. At March 31, 2012, the Bank had $318.5 million of total assets, $169.9 million in loans, $281.0 million of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

total deposits, and equity equal to $35.1 million, equal to 11.0% of total assets. At the same date, the Bank’s tangible equity totaled $32.1 million, or 10.1% of assets, reflecting an adjustment for the intangible assets of $2.9 million. Intangible assets consisted of $2.7 million of goodwill and $264,000 of core deposit intangible, which was generated in the December 4, 2009 branch purchase transaction of the Pasadena, Maryland branch of K Bank from K Capital Corp. For the twelve months ended March 31, 2012, the Bank reported net income equal to $131,000, for a return on average assets equal to 0.04%. The Bank’s audited financial statements are included by reference as Exhibit I-2 and key operating ratios are shown in Exhibit I-3.

Plan of Conversion

The Board of Directors of Hamilton adopted a plan of conversion on June 13, 2012. Pursuant to the plan of conversion, the Bank will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Hamilton Bancorp, Inc. (“Hamilton Bancorp” or the “Company”) a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, Hamilton Bancorp will be a savings and loan holding company, and its primary regulator will be the Federal Reserve.

At this time, no other activities are contemplated for Hamilton Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan (“ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Hamilton Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Hamilton has been serving the northern Maryland area since its founding in 1915 with the purpose to promote thrift and home ownership. In the years to follow, through de novo branching and several mergers and acquisitions, the Bank expanded the market area, and currently serves Baltimore City and two counties in Maryland through a five branch office network. The Bank has historically followed a traditional thrift operating strategy, originating first position mortgage loans secured by 1-4 family properties in the local market area surrounding the office locations. During the last three years, the Bank has diversified the lending operations, significantly increasing the origination of commercial real estate and commercial business loans,

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

with the intent to continue to grow these loan portfolios in the recent term. During fiscal 2012, the Bank relocated its headquarters to Towson, Maryland in order to support the Bank’s 30 percent employee growth rate over the past three years, as well as the opening of its fifth branch in Pasadena, Maryland, and the recent addition of retail and small business banking services.

Growth has been pursued through having a competitive product line of deposit accounts, positioning the Bank as a local community bank, and using local deposits for reinvestment in earning assets. The growth in funding and lending resulted in Hamilton reaching an asset base of over $300 million and a tangible equity base of approximately $32 million as of March 31, 2012. The Bank’s conservative lending operations, and the corresponding concentration in residential loan products, has typically limited the level of delinquent loans during the most recent economic recession, however certain assets acquired from the branch acquisition in fiscal 2010 has led to a recent increase in non-performing assets (“NPAs”). The rise in NPAs combined with the Bank’s recent emphasis in higher risk commercial lending has also led to an increase in ALLLs and corresponding increase in loan loss provisions, resulting in minimal earnings reported for the most recent fiscal year.

The equity from the stock offering will increase the Bank’s liquidity, leverage and growth capacity and the overall financial strength. Hamilton’s higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities (“IEA/IBL”) ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

•

The Company. The Company is expected to retain an estimated 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.

•

The Bank. A majority of the net conversion proceeds will be infused into the Bank as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the most recent five fiscal years ended March 31, 2012. During this period, Hamilton’s total assets have increased at a

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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Table 1.1

Hamilton Bank

Historical Balance Sheet Data

											03/31/08-
											03/31/12
	As of March 31,										Annual.
	2008		2009		2010		2011		2012		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$223,460	100.00%	$230,121	100.00%	$320,539	100.00%	$335,443	100.00%	$318,468	100.00%	9.26%
Loans Receivable (net) (2)	157,901	70.66%	158,117	68.71%	180,551	56.33%	177,891	53.03%	169,904	53.35%	1.85%
Cash and Equivalents	25,566	11.44%	27,520	11.96%	47,205	14.73%	39,473	11.77%	35,250	11.07%	8.36%
Investment Securities	32,082	14.36%	34,965	15.19%	77,127	24.06%	101,151	30.15%	95,078	29.85%	31.21%
FHLB Stock	396	0.18%	404	0.18%	455	0.14%	504	0.15%	502	0.16%	6.10%
Foreclosed Real Estate	0	0.00%	0	0.00%	0	0.00%	0	0.00%	756	0.24%	NM
Investment in LLC	0	0.00%	68	0.03%	50	0.02%	56	0.02%	50	0.02%	NM
BOLI	4,278	1.91%	6,504	2.83%	6,801	2.12%	7,997	2.38%	8,307	2.61%	18.05%
Goodwill and Other Intangible Assets	0	0.00%	0	0.00%	3,070	0.96%	2,992	0.89%	2,928	0.92%	NM
Fixed Assets	1,122	0.50%	1,070	0.46%	2,135	0.67%	2,389	0.71%	2,519	0.79%	22.42%
Other Assets	2,117	0.95%	1,474	0.64%	3,145	0.98%	2,990	0.89%	3,174	1.00%	10.66%

Deposits	$189,396	84.76%	$195,751	85.06%	$284,683	88.81%	$298,613	89.02%	$281,015	88.24%	10.37%
FHLB Advances, Other Borrowed Funds	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	NM
Other Liabilities	1,908	0.85%	1,681	0.73%	2,610	0.81%	2,738	0.82%	2,389	0.75%	5.79%

Equity	$32,156	14.39%	$32,689	14.21%	$33,247	10.37%	$34,091	10.16%	$35,065	11.01%	2.19%
Tangible Equity	32,156	14.39%	32,689	14.21%	30,176	9.41%	31,100	9.27%	32,137	10.09%	-0.02%
Accumulated other Comprehensive
Gain/(Loss)	$372	0.17%	$528	0.23%	$57	0.02%	$(211)	-0.06%	$631	0.20%

Loans/Deposits		83.37%		80.77%		63.42%		59.57%		60.46%

Offices Open	4		4		5		5		5

(1)	Ratios are as a percent of ending assets.
(2)	Includes loans held for sale.

Source: Audited and unaudited financial statements; RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

9.3% annual rate, with loans receivable, representing the majority of the asset base, increasing at 1.9%, a much lower rate than assets over the same time period. Assets increased steadily from fiscal 2008 through 2011 as a result of the Bank’s efforts to achieve balance sheet growth and leverage the equity base, supplemented with the branch purchase transaction in fiscal 2010, which significantly increased loans and deposits. Assets declined by $16.9 million or 5.1%, during 2012, primarily reflecting management’s decision to sell all of the residential real estate loans with terms over 10 years as part of efforts to manage interest rate risk. As a result, 1-4 family residential loans decreased by $17.8 million and net loans receivable declined by $7.8 million. The asset decline also reflects a decrease in cash and investments, as the Bank allowed higher priced certificates of deposit (“CDs”) to runoff during 2012.

Asset growth has been funded solely with deposits, as the Bank historically has not utilized borrowed funds to fund operations. Deposits have steadily increased over fiscal 2008 to 2011, but declined in the most recent year, due to the runoff of higher cost CDs as part of the Bank’s efforts to rely less on CDs and gradually replace them with lower-cost core deposits.

Equity has steadily increased since fiscal 2008, reflecting net profits during this period (not including a loss reported in fiscal 2008), and reached $35.1 million at March 31, 2012, or 11.01% of assets. Correspondingly, the Bank’s tangible equity has increased since the Bank created the intangible assets as a result of the branch purchase transaction in fiscal 2010, and equaled $32.1 million or 10.09% of assets as of March 31, 2012.

The Bank’s loan portfolio totaled $169.9 million, or 53.4% of assets at March 31, 2012. The loan portfolio balance has been declining since fiscal 2010, due to management’s plan to sell all of its longer term 1-4 family loans, with the decline in loans partially offset by the continued efforts to expand the Bank’s commercial lending activities. From fiscal 2008 through 2012, Hamilton’s loans/assets ratio generally declined, reflecting loans sales and the decline of loan demand in the current market. The combination of the fluctuations in loans receivable and sole dependence on deposits for funding resulted in the loan/deposit ratio decreasing from 83.37% at March 31, 2008 to 60.46% at March 31, 2012.

Hamilton’s loan portfolio reflects the Bank’s historical concentration in 1-4 family residential first and second position mortgage lending for portfolio, as these loans comprised 63.5% of total loans as of March 31, 2012. However, in context with the branch acquisition in December 2009, the Bank has pursued a diversification strategy and the emphasis of growth in the commercial lending portfolio. As of March 31, 2012, commercial real estate loans totaled $31.0 million (17.9% of loans) and commercial business loans totaled $27.2 million (15.7% of loans), together maintaining approximately 33.5% of the loan portfolio, versus $3.2 million and $0.4 million, or 2.02% of total loans as of March 31, 2008.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

The residential mortgage loan portfolio consists of both fixed and adjustable rate loans; however the Bank has never offered an adjustable rate residential loan mortgage product (“ARM”). The existing balance of residential ARMs is a result of a previous purchase of a pool of residential ARMs from another local financial institution and from loans acquired in conjunction with the K-Bank branch purchase in 2009. Historically, the terms of the Bank’s 1-4 family mortgage loans retained in portfolio ranged from 10 to 30 years. In order to lower interest rate risk, beginning in 2009, the Bank has been selling to the secondary market almost all 1-4 family loans originated with terms exceeding 10 years, on a servicing released basis.

The intent of the Bank’s cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Hamilton’s cash operating needs and credit and interest rate risk objectives. The level of cash and equivalents has typically remained in the range of 11% to 12% of assets, which was sufficient for daily operational needs. The ratio increased in fiscal 2010 to 14.7%, in order to provide adequate liquidity for the branch purchase. As of March 31, 2012 the portfolio of cash and cash equivalents totaled $35.3 million, equal to 11.1% of assets.

The investment securities portfolio, which included U.S. government agency securities, FHLMC stock, and mortgage-backed securities (“MBS”) totaled $95.1 million or 29.9% of assets as of March 31, 2012. The entire portfolio was classified as available-for-sale (“AFS”), with a pre-tax gain of $0.6 million as of March 31, 2012. Additionally, the Bank has an investment in FHLB stock of $0.5 million or 0.16% of average assets. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans. Details of the Bank’s investment securities portfolio are presented in Exhibit I-4.

The Bank owns four of the five branch office locations and leases the newly opened executive office in Towson, Maryland. The aggregate net book value of land and buildings was $2.0 million at March 31, 2012. The headquarters office in Towson is a 17,000 square foot building opened in 2011 with a lease expiration date of November 29, 2016. The investment in the headquarters office and all of the branch offices (including land, buildings, and furniture, fixtures and equipment) totaled $2.5 million, or 0.8% of assets as of March 31, 2012. This investment in fixed assets is relatively moderate as a percent of assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

Real estate owned (“REO”) totaled $756,000 or 0.2% of assets at March 31, 2012, and consisted solely of commercial real estate property. Gaining ownership of these assets allows the Bank to dispose of such assets in a manner that is most beneficial to the Bank and its financial condition. Historically, Hamilton has not carried balances of REO on the balance sheet.

As of March 31, 2012, Hamilton held a balance of bank owned life insurance (“BOLI”), $8.3 million, which reflects growth since the end of fiscal 2008 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

As a result of the K Bank branch acquisition in December 2009, intangible assets in the form of goodwill and core deposit intangibles were established. As of March 31, 2012, the goodwill and CDI balances totaled $2.7 million and $264,000, respectively. In aggregate, total intangible assets equaled $2.9 million or 0.9% of total assets as of March 31, 2012. The goodwill is not being amortized but is tested for impairment annually and the core deposit intangible is being amortized over a weighted average estimated life of four years.

Over the past five years, Hamilton’s funding needs have been provided by retail deposits and retained earnings, as the Bank has not utilized supplemental funding through borrowings. Similar to the trend in assets, the balance of the Bank’s deposits increased steadily from 2008 to 2011, and declined over the recent fiscal year, reaching a high of $298.6 million as of March 31, 2011 and then declining to $281.0 million as of March 31, 2012. Based on the higher growth rate in deposits compared to assets over the past five years, the proportion of assets funded with deposits has increased from 84.8% at March 31, 2008 to 88.2% at March 31, 2012. The growth in deposits has been achieved through increases in all account types, as the Bank offers a competitive community-based product line of retail deposits. Importantly, as part of the Bank’s efforts to rely less on CDs and for interest rate risk purposes, management is allowing higher costing CDs to runoff during 2012 and intends to continue to grow lower-cost core deposits, including emphasizing deposit accounts for the Bank’s small business borrowers. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which averaged 20.2% of deposits for the year ended March 31, 2012, versus 15.7% of total deposits for fiscal year 2010. As the Bank has had adequate funds for liquidity and lending needs, Hamilton has historically not utilized borrowings as a supplemental funding source.

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The balance of equity increased over the past five years, as the Bank recorded profitable operations from 2009 through 2012. Reflecting the combination of this increase in equity and the increase in assets over that time period, the equity-to-assets ratio declined from 14.39% at fiscal year end 2008 to 11.01% at March 31, 2012. The Bank’s tangible equity ratio has also declined as a result of the intangibles booked as part of the 2009 branch acquisition. The Bank maintained surpluses relative to all of its regulatory capital requirements at March 31, 2012. The pro forma return on equity (“ROE”) is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank’s income and expense trends over the past five fiscal years ended March 31, 2012. Hamilton has recorded consistently profitable operations from fiscal 2009 to fiscal 2012, ranging from a high of $1.1 million or 0.34% of average assets for fiscal year ended March 31, 2011 to a low of $131,000, or 0.04% of average assets for fiscal 2012. The Bank reported a net loss in fiscal 2008 primarily from the termination of the Bank’s defined benefit plan.

The income statement has been affected by various non-operating income or expense items over the past five years, including such items as gains on the sale of loans and investment securities and expenses related to benefit plans and mergers. Net interest income and operating expenses represent the primary components of the Bank’s income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. The level of loan loss provisions due to the prevailing economic trends has also affected the level of net income in the most recent two fiscal years.

The Bank’s net interest income to average assets ratio increased from a low of 1.47% during 2008 to 2.63% for fiscal 2012, reflecting market trends in interest rates over that time period, along with the impact of the Bank’s operating strategies. The Bank’s level of interest income has been supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized. The increasing focus on commercial real estate and commercial business lending has assisted in maintaining earning assets yields, given the generally higher interest rates of these types of loans. The net interest income ratio

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Table 1.2

Hamilton Bank

Historical Income Statements

	For the Fiscal Year Ended March 31,
	2008		2009		2010		2011		2012
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$11,577	5.15%	$10,698	4.83%	$11,228	4.37%	$12,762	3.90%	$12,463	3.81%
Interest Expense	(8,278)	-3.68%	(6,891)	-3.11%	(5,787)	-2.25%	(5,288)	-1.61%	$(3,862)	-1.18%

Net Interest Income	$3,300	1.47%	$3,807	1.72%	$5,441	2.12%	$7,474	2.28%	$8,601	2.63%
Provision for Loan Losses	0	0.00%	(14)	-0.01%	(53)	-0.02%	(616)	-0.19%	$(2,718)	-0.83%

Net Interest Income after Provisions	$3,300	1.47%	$3,793	1.71%	$5,388	2.10%	$6,858	2.09%	$5,882	1.80%

Other Income	$298	0.13%	$308	0.14%	$382	0.15%	$500	0.15%	$555	0.17%
Operating Expense	(3,635)	-1.62%	(3,670)	-1.66%	(4,742)	-1.85%	(6,225)	-1.90%	$(6,815)	-2.08%

Net Operating Income	$(37)	-0.02%	$430	0.19%	$1,028	0.40%	$1,133	0.35%	$(378)	-0.12%
Gain(Loss) on Sale of Investment Securities	$74	0.03%	$29	0.01%	$541	0.21%	$453	0.14%	$386	0.12%
Termination of Defined Benefit Plans	(1,396)	-0.62%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Gain(Loss) on Sale of Loans	0	0.00%	0	0.00%	21	0.01%	41	0.01%	6	0.00%
Merger Related Expenses	0	0.00%	0	0.00%	(273)	-0.11%	(2)	0.00%	0	0.00%

Total Non-Operating Income/(Expense)	$(1,322)	-0.59%	$29	0.01%	$289	0.11%	$492	0.15%	$392	0.12%
Net Income Before Tax	$(1,359)	-0.60%	$459	0.21%	$1,317	0.51%	$1,625	0.50%	$14	0.00%
Income Tax Provision (Benefit)	482	0.21%	(83)	-0.04%	(289)	-0.11%	(511)	-0.16%	117	0.04%

Net Income (Loss)	$(877)	-0.39%	$376	0.17%	$1,028	0.40%	$1,113	0.34%	$131	0.04%

Adjusted Earnings
Net Income	$(877)	-0.39%	$376	0.17%	$1,028	0.40%	$1,113	0.34%	$131	0.04%
Add(Deduct): Net Gain/(Loss) on Sale	1,322	0.59%	(29)	-0.01%	(289)	-0.11%	(492)	-0.15%	$(392)	-0.12%
Tax Effect (2)	(450)	-0.20%	10	0.00%	98	0.04%	167	0.05%	133	0.04%

Adjusted Earnings	$(5)	0.00%	$357	0.16%	$837	0.33%	$789	0.24%	$(128)	-0.04%

Expense Coverage Ratio	90.8%		103.7%		114.7%		120.1%		126.2%
Efficiency Ratio	101.0%		89.2%		81.4%		78.1%		74.4%
Return on Equity	-2.7%		1.2%		3.1%		3.2%		0.4%
Effective Tax Rate (Benefit)	35.5%		18.0%		22.0%		31.5%		-847.1%

(1)	Ratios are as a percent of average assets
(2)	Assumes a 34% effective tax rate for federal & state income taxes.

Source: Audited & unaudited financial statements & RP Financial calculations

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has also been supported by a sharp decline in interest expense, as the low interest rate environment of the past several years has resulted in a sharp decline in overall interest expense levels. More recently, the Bank has permitted higher costing CDs to be withdrawn upon maturity, which has lowered funding costs. The Bank’s interest rate spreads and yields and costs for the past three fiscal years ended March 31, 2012 and are set forth in Exhibits I-3 and I-5.

Non-interest operating income (“other income”) has trended modestly upward since fiscal 2008 in relation to the growth in assets, although such income remains limited due to the higher concentration of CDs and money market accounts in the deposit base, accounts that do not provide material levels of fee income. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts constituting the primary source of non-interest income for the Bank. Hamilton also receives a level of income from dividends on the BOLI investment. The increase in the dollar amount of non-interest income shown in Table 1.2 reflects increases in balances of deposit accounts, including core accounts which provide higher levels of fee income. For the fiscal year ended March 31, 2012, non-interest income totaled $0.6 million, or 0.17% of average assets.

Operating expenses represent the other major component of the Bank’s income statement, and ranged from a low of 1.62% of average assets during 2008 to a high of 2.08% of average assets during fiscal 2012. The increase in the dollar amount of operating expenses since 2008 reflects general inflation costs and the overall costs of operations. More recently, the higher costs are due to the costs related to the new executive office and growing employment base, as well as advertising expenses related to the Bank’s recent brand, website, name, and business changes following the implementation of enhanced marketing strategies. The Bank’s level of operating expenses is indicative of the higher staffing needs associated with the branch office network and growing commercial lending department, as well. Upward pressure will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2008 have caused the expense coverage ratio (net interest income divided by operating expenses) to increase from a low of 90.8% in fiscal 2008 to a high of 126.2% in fiscal 2012, a favorable trend. The ratio for the most recent 12 month period indicates that net interest income was sufficient to cover the Bank’s operating expenses. Similarly, Hamilton’s efficiency ratio (operating expenses,

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net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has declined since fiscal 2008, and was 74.4% during the fiscal year ended March 31, 2012, a decline from a high of 101.0% in fiscal 2008. The increasing levels of net interest and non-interest income have been the primary reasons for improvement in the efficiency ratio. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions increased beginning in fiscal 2009, reflecting the more challenging economic environment, increasing problem assets, and the desire for improved reserve coverage ratios by the Bank with the emphasis in higher risk commercial mortgage and business lending. During fiscal years 2009 through 2011, the Bank incurred total loan loss provisions of $683,000, which significantly increased for fiscal 2012 to $2.7 million, or 0.83% of average assets. The increase in provisions during 2012 resulted in an increase in the ALLL balance to $3.6 million as of March 31, 2012. Reflecting the Bank’s historically strong asset quality, loan chargeoffs have not been recorded until fiscal 2012, when chargeoffs of $349,000 were incurred. As of March 31, 2012, the total ALLLs equaled 40.4% of non-performing loans (“NPLs”), 37.23% of non-performing assets, and 2.05% of total loans. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past five years.

Non-operating items have had a relatively modest impact on the Bank’s income statement over the past five years and have consisted primarily of gains on the sale of investment securities and loans. The Bank reported one-time expenses due to the termination of a defined benefit plan in fiscal 2008 and merger related expenses in fiscal 2010 and 2011. During the most recent fiscal year, Hamilton reported a $386,000 gain on sale of investment securities and a $6,000 gain on the sale of loans, due to mortgage banking activities.

The Bank’s income tax status has been impacted by the varying levels of income recorded over the past five years and by the investment in BOLI. For fiscal years 2008 and fiscal 2012, Hamilton recorded tax benefits based on the negative to minimal earnings recorded by the Bank. For fiscal years 2009 through 2011, Hamilton recorded tax expense based on recorded taxable income, which was adjusted for the tax-advantaged income noted above. The effective tax rates for the Bank ranged from 18.0% in fiscal 2009 to 35.5% in fiscal 2008 and reflected a not meaningful effective tax rate for fiscal 2012, due to the income tax benefit based on the minimal earnings reported. The Bank’s marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

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Interest Rate Risk Management

The Bank’s balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Hamilton measures its interest rate risk exposure by use of an independent third party Economic Value of Equity (“EVE”) model, which provides an analysis of estimated changes in the Bank’s EVE under the assumed instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of March 31, 2012, based on a 2.0% instantaneous and sustained increase in interest rates, the EVE model indicates that the Bank’s EVE would decrease by 22.9% (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term commercial real estate and commercial business loans. The Bank also invests in short-term securities, which generally have lower yields compared to longer-term investments.

As of March 31, 2012, of the Bank’s total loans due after March 31, 2013, ARM loans comprised only 8.6% of those loans (see Exhibit I-8). In addition, the Bank is currently selling all 1-4 family loans originated with terms exceeding 10 years to the secondary market for interest rate risk management purposes. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts and maintaining a base of interest-free equity. Transaction and savings accounts comprised 20.2% of the Bank’s deposits at March 31, 2012. The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank’s loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

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Lending Activities and Strategy

Since it’s founding in 1915 through calendar year 2008, Hamilton conducted its lending operations as a traditional savings and loan association, originating long term fixed rate 1-4 family residential first mortgage loans to local residents of the geographic areas surrounding the office locations. In most recent years, the Bank has diversified the lending function into commercial real estate (“CRE”) and commercial and industrial (“C&I”) loans, while lessening the proportion of 1-4 family residential loans in portfolio. To a much lesser extent, the Hamilton originates construction loans, home equity loans, home equity lines of credit (“HELOCs”) and consumer loans. Details of the Bank’s loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank’s loan portfolio by contractual maturity date.

Residential Real Estate First Mortgage Lending

As noted above, Hamilton has historically engaged in the origination and retention in portfolio of first mortgage loans secured by traditional 1-4 family residential owner-occupied property. As of March 31, 2012, owner-occupied residential first mortgage loans equaled $76.7 million, or 44.2% of total loans, primarily consisting of fixed rate residential mortgage loans, as the Bank reported only $1.5 million of ARMs. The Bank has never offered an ARM product, and the existing balance of residential ARMs is a result of the purchase of a pool of residential ARMs from another local financial institution and from loans acquired in conjunction with the K-Bank branch purchase in December 2009. This portfolio of residential ARMs is declining through repayments and prepayments, as Hamilton does not originate such loans in-house. Reflecting the Bank’s recent loan diversification strategy, the balance of 1-4 family first mortgage loans (owner-occupied) has declined from a high of $127.5 million, or 80.4% of total loans as of March 31, 2008.

Reflecting a change in lending strategy, beginning in fiscal 2009, the Bank began originating and selling long-term fixed rate residential loans through a partially-owned mortgage banking company, Mortgage Department Services, LLC. (“MDS”) on a servicing released basis. This strategy was pursued primarily for interest rate risk management purposes, given the historically low interest rate environment that has existed over the past several years. In addition, 1-4 family residential mortgage lending has become a commodity product such that loan yields have declined. The Bank invested in MDS, a newly formed mortgage banking

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company in July of 2008 along with three other local community financial institutions. Loan prospects are received from the MDS owner institutions, and MDS’s operating function is to perform the underwriting, processing, funding and sale of the loans into the secondary market, primarily to institutions such as Wells Fargo and Franklin American Mortgage Company (“FAMC”) for a fee. This arrangement results in lower personnel and operating costs for the Bank, and Hamilton receives income in the form of gains on sale and fee income from any loan sales.

Essentially all 1-4 family residential first mortgage loans originated by Hamilton are processed and sold through the MDS operations. Such loans are generally underwritten to secondary market guidelines, primarily Freddie Mac and Fannie Mae, with most of the loans secured by residences in the local markets surrounding the branch office locations. Fixed rate loans are typically offered with terms of 10 to 30 years. Loans with terms greater than 10 years are sold by MDS, although certain loans may be retained in portfolio that have specific underwriting characteristics that preclude sale in the secondary market. Residential loans are generated through Bank’s in-house lending staff. In accordance with applicable loan underwriting guidelines, most of the Bank’s 1-4 family loans are originated with LTV ratios of up to 95%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV ratio. The Bank does not offer “interest only”, “negative amortization”, “Alt A”, or subprime loans, all of which are loans with higher risk underwriting characteristics.

As shown in Exhibit I-9, Hamilton’s residential first mortgage loan portfolio includes a balance of 1-4 family investor loans, which are secured by non-owner occupied rental properties, mostly within the Baltimore metropolitan area. This portfolio totaled $17.3 million, or 9.9% of total loans as of March 31, 2012. The Bank has pursued this lending strategy for a number of years as these loans represent an additional source of portfolio loans that provide enhanced yields. Thus, investor loans increased from $6.8 million or 4.3% of loans as of March 31, 2008 to a high of $19.9 million, or 11.0% of loans as of March 31, 2010. Given the higher risk associated with these loans, and the change in lending strategy to focus on commercial real estate and C&I loans, Hamilton has ceased lending in this area. A portion of this portfolio consists of purchased participations with another local community bank whereby Hamilton owns approximately 95% of each loan and the servicing is retained by the seller. Some of these loans are secured by Section 8 housing, and some of these borrowers have their first mortgages with Hamilton which decreases the risk inherent in this portfolio.

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Home Equity/Home Equity Lines of Credit

Home equity loans and HELOCs are offered by Hamilton as part of the residential lending activities and provide interest rate risk and yield enhancement benefits. Hamilton offers such loans in the geographic footprint served by the branches, and currently these loans are sourced by the branch offices. This lending activity is expected to continue, recognizing the risk in this type of lending given that home values have declined. Historically the Bank has priced these loans competitively in the local market area. Home equity and HELOC loans totaled $16.3 million, or 9.4% of total loans as of March 31, 2012, a decrease from $19.2 million, or 12.1% of loans as of March 31, 2008.

Home equity loans are originated as fixed rate, fixed term loans underwritten as amortizing loans with terms of 3.5 to 20 years. The maximum LTV ratio is typically 80% of the appraised value or 75% of the current year state tax assessment value, less any first mortgage balance. These loans equaled $9.1 million, or 55.8% of the second position loan portfolio as of March 31, 2012.

HELOCs are currently originated with adjustable rates tied to the prime rate of interest minus 0.5% with a floor of 4% and lifetime cap of 18%, as well as draw terms of 10 years with a repayment period of 10 years. A portion of the portfolio was originated in prior years without a floor rate, and thus, currently carry a lower interest rate. The maximum LTV ratio is up to 80% of the appraised value or 75% of the current year state tax assessment, less any first mortgage balance. These loans totaled $7.2 million, or 44.2% of total second position loans at March 31, 2012.

Construction Loans

Historically, Hamilton has pursued construction lending to a limited extent, preferring to focus on lending on existing residential property. In recent periods, the Bank has increased the construction lending activity somewhat, with a concentration in commercial construction lending and, to a lesser extent, 1-4 family construction lending. As of March 31, 2012, construction loans totaled $3.9 million, or 2.2% of total loans, consisting of $3.6 million of commercial construction loans and $260,000 consisting of residential construction loans. Credit risk is managed by limiting lending activities within the primary market area and lending to the ultimate owner of the property. The Bank does not typically originate construction loans to builders or developers in the regional market area. These loans are also attractive due to the relatively short average duration and attractive yields.

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Hamilton will originate residential construction loans as owner-occupied loans to the ultimate homeowner for construction of their primary residence. Typically, the borrower will approach the Bank for a loan after the borrower has identified the proposed building lot and the contractor who will build the home. Residential construction loans typically have terms of up to 12 months and are priced at a premium to the 1-4 family first mortgage loan rate. Construction loans are generally interest only during the construction phase.

Given the Bank’s recent increased emphasis in commercial real estate lending, Hamilton also originates commercial construction loans for owner occupied properties. These loans carry variable rates of interest, terms of up to 2 years (but most typically 9-12 months) and LTV ratios of up to 75%. Such construction loans are generally interest only during the construction period. At the end of the construction phase, the loans are either paid off or may convert to permanent financing.

Commercial Real Estate Lending

Prior to 2008, Hamilton had engaged in a minimal level of CRE lending, and had obtained loans through both internal originations and through several loan purchases, including loan participations with other regional institutions. Beginning in 2008, the Bank hired an experienced CRE lending manager to build a CRE loan department and portfolio. As a result, since March 31, 2008, the Bank’s CRE loan portfolio has grown from $3.2 million, or 2.0% of total loans, to $31.0 million, or 17.9% of the total loan portfolio as of March 31, 2012. These loans are attractive as they are generally priced at a higher rate of interest and shorter terms to maturity or repricing than traditional residential loans. CRE loans also have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Payments on commercial real estate loans are usually dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

Fixed-rate commercial real estate mortgage loans are secured by a wide variety of commercial properties located primarily in the markets surrounding a Hamilton branch location, including professional and retail centers, membership clubs, non-profit organizations, and office buildings. Loans originated are fixed rate with balloon payments due after five years. Amortization periods can be as much as 20 years. Commercial real estate loans are originated at LTV ratios generally not above 75% if non-owner occupied or 80% if owner occupied, of the appraisal value or purchase price, generally whichever is lower. Debt service coverage ratios are generally targeted at 1.25x. The average loan size of the commercial real estate loans is approximately $500,000 (with the majority between $250,000 and $1.0 million), with the Bank’s typical customer consisting of small- to mid-sized businesses located in the market area served.

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The CRE portfolio includes several loan participations with other local financial institutions, however Hamilton is not engaging in purchased participations at present. The CRE loan department now includes additional personnel that are experienced in commercial real estate lending in the state of Maryland, including lenders that maintain borrower relationships that assist in building the Bank’s commercial real estate loan portfolio.

Commercial and Industrial Lending

Reflecting the recent emphasis on commercial lending, Hamilton has also built a sizeable non-mortgage commercial loan portfolio over the past several years. The Bank originates C&I loans to local small- and mid-sized businesses, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment, as well as small business administration (“SBA”) loans. As of March 31, 2012, the Bank had $27.2 million of C&I loans in portfolio, equal to 15.7% of total loans, which consisted of $24.2 million of commercial business loans and $3.0 million of SBA loans. This represents an increase from a minimal $0.4 million, or 0.2% of loans as of March 31, 2008.

Commercial business loans usually have shorter terms and higher interest rates than real estate loans. These loans may be fixed-rate but are usually adjustable-rate loans indexed to the prime rate of interest plus a margin of 1.00%. Due to the current interest rate environment, these loans are generally originated with a floor of approximately 5%. Business lines of credit generally have a maximum term of three years, while term loans generally have a maximum term of up to five years. Commercial term loans are offered in order to fund longer-term needs of the commercial customers. LTV ratios for these types of loans are generally limited to 75%. The typical business loan customer has annual revenue of up to $20 million.

Hamilton is also an approved SBA lender, and the Bank currently offers SBA Express, SBA Patriot Express, 7A, and SBA 504 loans. SBA loans generally offer more flexible underwriting guidelines than conventional business loans, including smaller down payments, longer terms and fully amortizing loan structures. The Bank is currently the #7 SBA Lender in the Mid-Atlantic region. Terms of the SBA loans differ by program, however are generally offered up to $2.0 million.

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The Bank has outsourced the underwriting and servicing functions of the commercial mortgage and non-mortgage portfolio to a third party, Strategic Banking Partners, who is also familiar with SBA underwriting. As the Bank does not currently have the infrastructure to support their commercial initiatives just yet, hiring the third party has been more cost effective at present.

Consumer Lending

Hamilton has not been an active originator of consumer loans, which are primarily provided as a service to customers who request such loans. Consumer loans totaled $1.2 million as of March 31, 2012 (0.7% of total loans), and consist primarily of auto and personal loans. The Bank offers such loans as they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank’s internal loan policies and competitive factors.

Asset Quality

Hamilton’s lending operations include originations of construction, CRE, C&I and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Since fiscal 2010, the Bank has experienced a decline in asset quality with the majority of the NPAs secured by commercial real estate and commercial business loans. NPAs, inclusive of accruing loans past due 90 days or more, REO, and performing troubled debt restructurings (“TDRs”), increased from a low of $120,000 as of March 31, 2008 to $9.5 million at March 31, 2012. As of that date, the Bank reported $7.4 million of non-accruing loans, a zero balance of accruing loans past due 90 days or more, REO of $756,000, and performing TDRs of $1.4 million, equal to 3.00% of assets at March 31, 2012. As of March 31, 2012, 67.5% of non-accrual loans were related to commercial real estate and commercial business loans and the TDRs were all 1-4 residential real estate loans. Exhibit I-11 presents a history of NPAs for the Bank since fiscal 2008.

To track the Bank’s asset quality and the adequacy of valuation allowances, Hamilton has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2012, the Bank maintained reserves of $3.6 million, equal to 2.1% of total loans and 37.2% of NPAs.

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Funding Composition and Strategy

Deposits have consistently accounted for the only portion of the Bank’s IBL, as the Bank has historically not utilized borrowings as a supplemental funding source. At March 31, 2012 deposits equaled $281.0 million, or 88.2% of total assets. Exhibit I-12 sets forth the Bank’s average deposit composition for the past three fiscal years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at March 31, 2012. CDs constitute the largest portion of the Bank’s deposit base, totaling 79.8% of deposits for the fiscal year ended March 31, 2012 versus 84.3% of deposits for fiscal year 2010. All types of core deposits, including NOW/demand, money market and savings accounts, increased as a percent of total deposits over the past three fiscal years, reflecting management’s emphasis on growing core accounts, while decreasing reliance on higher cost CDs.

Transaction and savings account deposits averaged $57.9 million, or 20.2% of total deposits for fiscal year 2012, versus $33.0 million, or 14.7% of average total deposits, for fiscal 2010. The remaining balance of the Bank’s deposits consists of CDs, with Hamilton’s current CD composition reflecting a concentration of short-term CDs (maturities of one year or less). For the year ended March 31, 2012, the CD portfolio totaled $229.5 million, and 60.7% of the CDs were scheduled to mature in one year or less at March 31, 2012. As of March 31, 2012, jumbo CDs (balances exceeding $100,000) amounted to $81.8 million, or 37.3% of total CDs. Brokered CDs totaled a minimal $250,000 as of March 31, 2012. As noted previously, the balances of CDs will continue to decline as part of management’s efforts to rely less on CDs, allowing higher cost CDs to runoff and gradually growing lower-cost core deposits, including emphasizing deposit accounts for small businesses.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA ANALYSIS

Introduction

Established in 1915, Hamilton has traditionally operated pursuant to a strategy of strong community service, and dedication to being a community-oriented financial institution, which has supported customer loyalty and recent growth trends. The Bank operates through a network of five retail branch offices across the Baltimore, Maryland Metropolitan Statistical Area (“MSA”) and the surrounding suburban region, serving the communities of Cockeysville, Pasadena, Towson, and Baltimore (Overlea and Hamilton) in Maryland. The Bank is headquartered in the city of Towson, Maryland, located in Baltimore County. The Bank maintains one other branch office in Baltimore County and two additional branches located in Baltimore (City) County and a single office location in Anne Arundel County, Maryland. Additional details of the Bank’s office facilities are presented in Exhibit II-1.

Anne Arundel County and parts of Baltimore County can be characterized as suburban markets outside of the more densely populated urban market of Baltimore City. The area surrounding the Anne Arundel County office in Pasadena has a relatively strong economy and high income levels. The Cockeysville, MD office in Baltimore County is a more stable area in terms of growth characteristics, with a white-collar employment base.

The regional market area has a diversified economy, with services, wholesale/retail trade and state and local government constituting the primary sectors of employment. The regional banking environment is highly competitive, and includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence. Within the city of Baltimore, community banking institutions remain a notable part of the banking industry.

Future growth opportunities for the Bank depend on the future prospects of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Bank, the relative economic health of the Bank’s market area, and the resultant impact on value.

RP® Financial, LC.	MARKET AREA
II.2

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 3.1% for calendar year 2010, 1.6% for calendar year 2011 and at 2.2% for the first calendar quarter of 2012. Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a somewhat higher 3.16% for 2011. For the first three months of 2012, the national inflation rate averaged an annual rate of 2.82%. The national unemployment rate recorded a recovery over the past 12 months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending. Indicating a level of improvement, the national unemployment rate equaled 8.2% as of March 2012, a decline from 9.4% as of December 2010, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

RP® Financial, LC.	MARKET AREA
II.3

The major stock exchange indices have reflected little improvement over the last 12 months, reporting significant volatility and remaining trendless at the fiscal year end. As an indication of the changes in the nation's stock markets over the last 12 months, as of March 31, 2012, the Dow Jones Industrial Average closed at 13,212.04, an increase of 7.24% from March 31, 2011, while the NASDAQ Composite Index stood at 3,091.57, an increase of 11.16% over the same time period. The Standard & Poors 500 Index totaled 1,408.47 as of March 31, 2012, an increase of 6.23% from March 31, 2011.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a “double-dip” housing recession, whereby another wave of foreclosures occurs. Therefore, the Company will continue to employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to improve from an annualized growth rate of 1.6% in 2011 to 3.0% in 2014. Most of the economists expect that the unemployment rate will decrease from 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 6.8% by the end of 2014, with the economy adding around 2.3 million jobs from March 2012 to March 2013. On average, the economists did not expect the Federal Reserve to begin raising its target rate until the middle of 2013 and the yield on the 10-year Treasury would increase to 3.81% by the end of 2014. Inflation pressures were forecasted to remain in the range of 2.3% to 2.6% through the end of 2014, and that the price of oil was expected to settle around $100 a barrel. The economists also forecasted home prices would increase by a modest 0.6% in 2012, as measured by the Federal Housing Finance Agency index. Housing starts were forecasted to increase modestly in 2012, but remain at historically depressed levels.

The 2012 housing forecast from the Mortgage Bankers Association (the “MBA”) was for existing home sales to increase by approximately 6.3% from 2011 levels and new home sales were expected to increase by 11.8% in 2012 from were relatively depressed levels in 2011. The MBA forecast showed decreases in the median sale price for new and existing homes in 2012. Total mortgage production is forecasted to be down in 2012 to $1.1 trillion compared to $1.3 trillion in 2011. The reduction in 2012 originations is largely due to a 34% reduction in refinancing volume, with refinancing volume forecasted to total $566 billion in 2012. Comparatively, house purchase mortgage originations are predicted to increase by 3.9% in 2012, with purchase lending forecasted to total $483 billion in 2012.

RP® Financial, LC.	MARKET AREA
II.4

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of March 31, 2012, one- and ten-year U.S. government bonds were yielding 0.19% and 2.23%, respectively, compared to 0.30% and 3.47%, respectively, as of March 31, 2011. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008, and has remained at that level since that date. Data on historical interest rate trends is presented in Exhibit II-2.

RP® Financial, LC.	MARKET AREA
II.5

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area from 2010 to 2011 and projected through 2016, with additional data shown in Exhibit II-3. Data for the nation and the state of Maryland is included for comparative purposes. The market area is characterized by two large, more populous but slower growth areas (Baltimore County and Baltimore City), and smaller, but faster growing Anne Arundel County. From 2010 to 2011, Baltimore City and Baltimore County’s population increased at 0.2% and 0.1% annual rates, while the annual population growth rate for Anne Arundel County 0.6%, which exceeded the comparable Maryland growth rate of 0.5% and paralleled the U.S. growth rate.

The stronger population growth experienced in Anne Arundel County was reflected in stronger household growth as well. These trends reflect urban flight to suburban markets for job opportunities, a lower cost of living and more affordable housing. Anne Arundel County, in particular, has become an attractive area to live with newer infrastructure and other amenities. The primary market area is projected to experience population and household growth in line with recent historical trends over the next five years, except for Baltimore City, which shows minimal declines.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels in the faster growing suburban markets. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally, much of the growth in white collar jobs in the Greater Baltimore area has been occurring in suburban markets.

The lowest per capita and median household incomes were in Baltimore City and were well below statewide measures as well, reflecting a higher concentration of blue collar workers, both skilled and unskilled, as well as some areas of poverty in Baltimore City. Household income distribution measures further underscore the greater affluence of the Anne Arundel County market.

RP® Financial, LC.	MARKET AREA
II.6

Table 2.1

Hamilton Bank

Summary Demographic/Economic Information

				Growth	Growth
	Year			Rate	Rate
	2010	2011	2016	2010-2011	2011-2016
				(%)	(%)
Population(000)
United States	308,746	310,704	321,315	0.6%	0.7%
Maryland	5,774	5,802	5,988	0.5%	0.6%
Baltimore (City) County	621	622	617	0.2%	-0.2%
Baltimore County	805	806	820	0.1%	0.3%
Anne Arundel County	538	541	561	0.6%	0.7%

Households(000)
United States	116,716	117,458	121,713	0.6%	0.7%
Maryland	2,156	2,167	2,236	0.5%	0.6%
Baltimore (City) County	250	250	249	0.2%	-0.1%
Baltimore County	317	317	322	0.1%	0.3%
Anne Arundel County	199	201	209	0.6%	0.8%

Median Household Income($)
United States	NA	$50,227	$57,536	NA	2.8%
Maryland	NA	68,192	80,664	NA	3.4%
Baltimore (City) County	NA	35,844	39,570	NA	2.0%
Baltimore County	NA	63,157	77,032	NA	4.1%
Anne Arundel County	NA	79,692	89,637	NA	2.4%

Per Capita Income($)
United States	NA	$26,391	$30,027	NA	2.6%
Maryland	NA	34,171	39,475	NA	2.9%
Baltimore (City) County	NA	22,591	25,998	NA	2.8%
Baltimore County	NA	34,006	38,972	NA	2.8%
Anne Arundel County	NA	37,381	42,926	NA	2.8%

	<$25,000	$25,001- $50,000	$50,001 $100,000	>$100,000+
2011 HH Income Dist.(%)
United States	24.7%	25.1%	30.4%	19.9%
Maryland	16.0%	19.8%	31.8%	32.4%
Baltimore (City) County	36.7%	27.1%	23.7%	12.5%
Baltimore County	15.3%	22.6%	33.7%	28.4%
Anne Arundel County	10.3%	17.4%	34.5%	37.9%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
2011 Age Distribution (%)
United States	19.7%	27.5%	27.7%	25.2%
Maryland	19.1%	27.1%	29.2%	24.6%
Baltimore (City) County	17.7%	33.0%	26.2%	23.1%
Baltimore County	17.9%	27.1%	27.6%	27.5%
Anne Arundel County	19.2%	26.4%	29.9%	24.5%

Source:	SNL Financial, LC.

RP® Financial, LC.	MARKET AREA
II.7

Regional/Local Economy

The market area contains a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment, which partially mitigates the risk associated with a decline in any particular economic sector or industry. Like most previously industrial cities, Baltimore’s employment base has experienced a gradual shift away from manufacturing and heavy industry and toward services and retail trade. The city of Baltimore is now considered a major center for financial services and health services industries.

Located adjacent to major transportation corridors and Washington, DC, the Greater Baltimore region provides a diversified broad economic base and is a key economic center for the state of Maryland. The region is home to a highly-educated workforce and numerous prominent businesses of all sizes, providing a relatively low cost of living, compared to other major metro areas, and well-connected to urban regions along the Northeast Corridor.

Healthcare, financial services, information technology, defense, education, and life sciences/biotechnology are some of the key growth sectors that make up the region’s economy. Moreover, the primary occupations in the area are in legal, management, architecture, engineering, business and financial operations, computer and mathematical science, and life, physical and social science. The region’s top employers come from a wide range of industries and span both the public and private sectors, as shown in Table 2.2 on the following page.

Overall, service employment accounted for an average of 46% for the market area served, similar to the statewide average. The distribution of employment exhibited in the primary market area is indicative of a diverse and expanding economic environment, with government and wholesale and retail trade exhibiting the next the highest levels of employment in the Bank’s market area. In Anne Arundel County, the largest employers include Fort George Meade, which is a military installation for the federal government and Northrop Grumman, a manufacturer of electric surveillance products. In Baltimore City, the largest employers are Johns Hopkins University and Johns Hopkins Hospital & Health System, which support the education and healthcare industries in the region. Baltimore County’s largest employers include Aberdeen Proving Ground, a military installation for the federal government and the US Social Security Administration Center, which is also government employment.

RP® Financial, LC.	MARKET AREA
II.8

Table 2.2

Hamilton Bank

Top 25 Major Employers in Greater Baltimore

Rank	Company Name	Employees
1	Ft. George G. Meade	44,541
2	Johns Hopkins University	22,000
3	Johns Hopkins Hospital & Health System 1/	16,552
4	Aberdeen Proving Ground (APG)	15,582
5	University System of Maryland 2/	15,567
6	US Social Security Administration	11,600
7	Northrop Grumman	9,350
8	University of Maryland Medical System 3/	8,900
9	Walmart/Sam’s Club	7,372
10	LifeBridge Health 5/	6,983
11	MedStar Health	6,294
12	Giant Food Stores/Martin's Food Markets	5,464
13	Constellation Energy/BGE	5,449
14	Johns Hopkins University Applied Physics Laboratory	4,700
15	Verizon Wireless	4,486
16	T. Rowe Price Group	4,179
17	GBMC HealthCare	3,819
18	Franklin Square Hospital Center	3,500
19	Mercy Health Services	3,280
20	Home Depot	3,255
21	Southwest Airlines	3,200
22	Erickson Retirement Communities	3,070
23	St. Agnes Health Care	3,022
24	Target	3,015
25	Anne Arundel Health System	3,000

Source:	Compiled using regional county top employer lists from the Maryland Department of Business and Economic Development

Note:	Community College employment has been included, but public school systems in the counties have been excluded. Contact the counties regarding employment in the public schools.

Employment Sectors

Employment data, presented in Table 2.3, indicates that similar to many areas of the country, services are the most prominent sector for the state of Maryland and the three market area counties, comprising an average of 46% of total employment, with an average of 30% of the service sector concentrated in the health care industry. Baltimore City and Anne Arundel County maintain the highest levels of government employment, while Baltimore County reported the highest level of wholesale and retail traded employment in the market area. Notably, after the nation’s capital, the Greater Baltimore region is the largest federal government hub in the United States, with over 73,000 residents employed by the Federal Government. Greater Baltimore also has the highest concentration of state government employees in the 25 largest metros. Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment. Additional data is presented in Exhibit II-4.

RP® Financial, LC.	MARKET AREA
II.9

Table 2.3

Hamilton Bank

Primary Market Area Employment Sectors

(Percent of Labor Force)

		Baltimore	Baltimore	Anne Arundel	Mkt Area
Employment Sector	Maryland	City	County	County	Average
		(% of Total Employment)
Services	45.3%	53.1%	45.9%	38.9%	46.0%
Government	16.8%	21.0%	11.9%	23.4%	18.8%
Wholesale/Retail Trade	12.8%	7.0%	13.9%	13.9%	11.6%
Finance/Insurance/Real Estate	9.9%	7.2%	13.1%	8.4%	9.6%
Manufacturing	3.7%	3.5%	4.2%	4.2%	4.0%
Transportation/Utility	3.0%	3.9%	2.6%	3.7%	3.4%
Construction	6.1%	3.0%	6.0%	5.7%	4.9%
Information	1.7%	1.3%	2.0%	1.3%	1.5%
Agriculture	0.5%	0.0%	0.2%	0.1%	0.1%
Other	0.3%	0.0%	0.2%	0.2%	0.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:	US Bureau of Statistics, 2010.

Unemployment Data and Trends

Table 2.4, provides unemployment data which shows that the unemployment rates in all of the comparative areas have decreased through March 2012 from March 2011, paralleling the changes in the state and national unemployment rates. Baltimore City and Baltimore County reported unemployment rates higher than the statewide average of 6.6% while Anne Arundel County reported a lower unemployment rate of 6.1%. Additionally, the aggregate unemployment rate for Maryland and Baltimore and Anne Arundel Counties were lower than the national unemployment rate of 8.2%. This data indicates that the suburban sectors of the Bank’s market area are reflective of the somewhat more favorable position of the local economies in those areas.

RP® Financial, LC.	MARKET AREA
II.10

Table 2.4

Hamilton Bank

Unemployment Trends

	March 2011	March 2012
Region	Unemployment	Unemployment
United States	8.9%	8.2%
Maryland	8.0%	6.6%
Baltimore City	10.4%	10.0%
Baltimore County	7.6%	7.1%
Anne Arundel County	6.4%	6.1%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

The Bank’s retail deposit base is closely tied to the economic fortunes of the Greater Baltimore area and, in particular, the areas of the region that are nearby to each of the Bank’s five branch office facilities. Table 2.5 displays deposit market trends from June 30, 2007 through June 30, 2011 for the three market area counties and the state of Maryland. Maryland bank and thrift deposits increased at a 5.1% annual rate during the four year period, with savings institutions declining by 17.4% and commercial banks reporting deposit growth of 8.4%, respectively. Importantly, the decline in savings institution deposits over the four year time period was largely due to the merger of Chevy Chase Bank into Capital One, which is a commercial bank. Overall, savings institutions held a market share of 6.7% of total deposits statewide as of June 30, 2011, indicating a relatively modest market position.

In terms of the Bank’s market area counties, deposit growth for bank and thrifts in Baltimore City and Anne Arundel County were above the Maryland state growth rate. Conversely, deposit growth in Baltimore County was notably below the Maryland growth rate. Commercial banks maintained a significantly larger market share of deposits than savings institutions in each of the market jurisdictions served by the Bank’s branches, with such market shares ranging from a low of 83.5% in Baltimore County to a high of 95.2% in Baltimore City.

Due to the overall size of the market area counties, Hamilton maintains relatively minor market shares in terms of market area deposits. The Bank’s largest deposit market share is in Baltimore County, where the Bank’s $111.5 million of deposits represented a 0.7% market share of bank and thrift deposits at June 30, 2011. The Bank’s $124.7 million of deposits at the Baltimore City branches represented a 0.6% market share of bank and thrift deposits at June 30, 2011. Additionally, at the Anne Arundel branch (purchased from K Bank in 2009), the Bank maintained $57.6 million in deposits for a deposit market share of 0.6%. This data indicates that additional deposit growth and increases in market share are possible.

RP® Financial, LC.	MARKET AREA
II.11

Table 2.5

Hamilton Bank

Deposit Summary

	As of June 30,
	2007			2011			Deposit
		Market	No. of		Market No. of		Growth Rate
	Deposits	Share	Branches	Deposits	Share Branches		2007-2011
		(Dollars in Thousands)					(%)
Maryland	$94,987,481	100.0%	1,805	$115,942,755	100.0%	1,785	5.1%
Commercial Banks	78,340,999	82.5%	1,493	108,205,752	93.3%	1,633	8.4%
Savings Institutions	16,646,482	17.5%	312	7,737,003	6.7%	152	-17.4%

Baltimore City	$13,507,651	100.0%	122	$22,362,682	100.0%	111	13.4%
Commercial Banks	12,084,031	89.5%	93	21,285,600	95.2%	88	15.2%
Savings Institutions	1,423,620	10.5%	29	1,077,082	4.8%	23	-6.7%
Hamilton Bank	121,372	0.9%	2	124,683	0.6%	2	0.7%

Baltimore County	$15,499,725	100.0%	305	$16,354,064	100.0%	281	1.4%
Commercial Banks	12,348,400	79.7%	244	13,662,795	83.5%	236	2.6%
Savings Institutions	3,151,325	20.3%	61	2,691,269	16.5%	45	-3.9%
Hamilton Bank	73,420	0.5%	2	111,449	0.7%	2	11.0%

Anne Arundel County	$7,741,931	100.0%	177	$10,035,974	100.0%	179	6.7%
Commercial Banks	6,200,158	80.1%	144	8,687,794	86.6%	159	8.8%
Savings Institutions	1,541,773	19.9%	33	1,348,180	13.4%	20	-3.3%
Hamilton Bank	—	0.0%	—	57,552	0.6%	1	NA

Source:	FDIC.

Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Bank. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions.

RP® Financial, LC.	MARKET AREA
II.12

From a competitive standpoint, the Bank benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Table 2.6 lists the Bank’s largest competitors in the three counties currently served by its branches, based on deposit market share as noted parenthetically. The proceeds from the proposed stock offering will enhance the Bank’s competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6

Hamilton Bank

Market Area Deposit Competitors

Location	Name
Baltimore City	Bank of America, NA (43.27%)
M& T Bank (35.75%)
PNC Bank (9.11%)
Hamilton Bank (0.56%) Rank: 10 of 36

Baltimore County	Wells Fargo Bank, NA (18.88%)
M& T Bank (16.69%)
Bank of America, NA (15.80%)
Hamilton Bank (0.68%) Rank: 22 of 42

Anne Arundel County	M& T Bank (20.77%)
Bank of America, NA (18.42%)
BB&T (10.88%)
Hamilton Bank (0.57%) Rank: 18 of 32

Source:	FDIC, as of June 30, 2011.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Hamilton’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of Hamilton is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Hamilton, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 132 publicly-traded thrift institutions nationally, which includes 23 publicly-traded MHCs. Given the

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III.2

limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Hamilton will be a full stock public company upon completion of the ooffering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Hamilton. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•	Screen #1 Mid-Atlantic institutions (excluding New York) with assets less than $650 million and positive earnings. Six companies met the criteria for Screen #1 and all were included in the Peer Group.

•	Screen #2 Southeast institutions with assets less than $600 million and positive earnings. A total of four companies met the criteria for Screen #2 and all were included in the Peer Group.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Hamilton, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Hamilton’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Hamilton’s characteristics is detailed below.

•

Colonial Financial Services of NJ (“COBK”) is the largest company in the Peer Group in terms of total assets and operates through a total of 9 offices in southern New Jersey. COBK’s asset composition reflects a lower proportion of loans and a higher balance of cash and investments as compared to the Peer Group average. COBK’s funding composition revealed a higher level of deposits and lower level of borrowings in comparison to the Peer Group as a whole. Loan portfolio investment activities are concentrated in residential mortgage loans and MBS, with more limited loan diversification than the Peer Group. COBK recorded asset quality ratios that were less

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III.3

Table 3.1

Peer Group of Publicly-Traded Thrifts

May 25, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy	Total Assets(1)		Offices	Fiscal Year	Conv. Date	Stock Price	Market Value
										($)	($Mil)
COBK	Colonial Financial Serv. of NJ	NASDAQ	Bridgeton, NJ	Thrift	$639		9	12/31/12	Jul-10	$13.23	$52
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	510	D	11	3/31/12	Mar-88	3.90	17
ALLB	Alliance Bancorp, Inc. of PA	NASDAQ	Broomall, PA	Thrift	484		9	12/31/12	Jan-11	11.88	65
STND	Standard Financial Corp. of PA	NASDAQ	Monroeville, PA	Thrift	449		12	9/30/12	Oct-10	16.75	57
OBAF	OBA Financial Serv. Inc. of MD	NASDAQ	Germantown, MD	Thrift	392		5	6/30/12	Jan-10	15.05	63
FFCO	FedFirst Financial Corp. of PA	NASDAQ	Monessen, PA	Thrift	343		9	12/31/12	Sep-10	14.25	41
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ	Metairie, LA	Thrift	319		3	12/31/12	Jul-07	16.10	52
WVFC	WVS Financial, Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	307		6	6/30/12	Nov-93	7.72	16
AFCB	Athens Bancshares, Inc. of TN	NASDAQ	Athens, TN	Thrift	294		7	12/31/12	Jan-10	15.00	40
HFBL	Home Federal Bancorp, Inc. of LA	NASDAQ	Shereveport, LA	Thrift	266		5	6/30/12	Dec-10	14.60	43

NOTES:	(1) Operating Strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.+Real Estate Developer, Div.=Diversifield, and Ret.=Retail Banking
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

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III.4

favorable to the Peer Group in terms of the level of NPAs and NPLs, as well as lower reserve coverage ratios. Trailing twelve month net income was slightly lower than the Peer Group average, caused in part by a low level of interest income and a low level of non-interest income, offset in part by a low operating expense ratio.

•

Community Fin. Corp of VA (“CFFC”) operates through 11 retail banking offices in northwestern and southeastern Virginia. The balance sheet reflects a high level of investment in loans receivable, funded with both deposits and borrowings. CFFC maintained the lowest equity/assets ratio of all Peer Group companies, and was one of two companies to report a reduction in assets over the past 12 months. Net income was below the Peer average, as a strong net interest income ratio was more than offset by the highest level of loan loss provisions of all Peer Group members. The loan portfolio was notably diversified into commercial real estate, commercial business, construction and consumer lending, with no investment in MBS. Asset quality ratios were less favorable than the Peer averages, including lower reserve coverage ratios.

•

Alliance Bancorp, Inc. of PA (“ALLB”) was selected due to a Mid-Atlantic market area, ALLB also completed a second-step conversion in January 2011. Operates with a similar interest-earning asset composition as Hamilton and a relatively high level of deposits as a source of funds. ALLB’s equity/assets ratio is somewhat above the Peer Group average. ALLB reported a relatively low return on assets compared to the Peer Group average, caused by a low level of non-interest income and a provision for loan loss above the Peer Group average. Lending diversification was focused on commercial real estate loans. Asset quality ratios were less favorable than Peer Group averages.

•

Standard Financial Corp. of PA (“STND”) operates through 12 banking offices in western Pennsylvania. STND’s balance sheet structure is relatively similar to the Peer Group averages, including a modest reliance on borrowed funds. Net income for the trailing twelve month period is above the Peer average, supported by low operating expenses and more limited loan loss provisions. STND’s loan portfolio showed less diversification into non-residential loans. Asset quality ratios were more favorable than Peer Group averages, including reserve coverage ratios.

•

OBA Financial Services, Inc. of MD (“OBAF”) with assets of $392 million, operates in the suburban Washington DC area from a network of five offices. OBAF reported a loans/assets ratio in excess of the Peer average and the second highest level of cash and equivalents. Funding liabilities were lower than the Peer averages due to the highest equity/assets ratio of all Peer Group members. Trailing twelve month asset growth was third highest of the Peer Group. OBAF reported the lowest profitability of the Peer Group, caused by low non-interest income and higher than average operating expenses. Investment in loans included higher levels of commercial real estate and commercial business loans, resulting in the third highest risk weighted assets to assets ratio. Asset quality ratios were less favorable than the Peer Group averages, including low reserve coverage ratios.

•

FedFirst Financial Corp of PA (“FFCO”) operates through a total of nine offices in western Pennsylvania. FFCO’s balance sheet structure is relatively similar to the Peer Group averages, including a modest reliance on borrowed funds, along with an equity/assets ratio above the Peer Group average. FFCO recorded a decline in assets over the past twelve months. Profitability was slightly below the Peer average, caused by a higher level of interest expense and the second highest operating expense ratio of the Peer Group. Non-interest income was well above Peer averages. There is limited diversification of the loan portfolio into non-residential related assets. Asset quality ratios were more favorable than the Peer averages, including a relatively low level of loan chargeoffs.

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III.5

•

Louisiana Bancorp, Inc. of LA (“LABC”) reported assets of $319 million and operates out of three offices in the New Orleans/Metairie area of Louisiana. LABC’s balance sheet is characterized by higher than average borrowings, the second highest borrowings among all the Peer Group companies. Investment in loans receivable is slightly higher than the Peer averages. Earnings are supported by the third highest equity/assets ratio of the Peer Group. Net income was higher than the Peer average, due to somewhat lower operating expenses and gains on sale. Non-interest income was lower than the Peer averages. Lending was focused on residential assets, including the highest level of MBS of all Peer Group members. Loan diversification was concentrated in commercial real estate loans. As a result, LABC reported the second lowest risk weighted assets to asset ratio of all Peer Group companies. Asset quality ratios were among the strongest of all Peer Group companies.

•

WVS Financial Corp. of PA (“WVFC”), the smallest Pennsylvania based Peer Group company, reported assets of $307 million and a network of six office locations. WVFS pursues a strategy of investment in securities, with only modest investment in loans receivable. Funding is concentrated in borrowed funds. WVFS reported the second lowest equity/asset ratio of the Peer Group. WVFS reported the most significant increase in assets over the past 12 months, led by an increase in investments funded with borrowings. Profitability somewhat above the Peer Group average was a result of the lowest operating expense ratio and the lowest interest expense ratio of the Peer Group. There was little non-interest income recorded. The concentration in investments was evident in the yield-cost spread, which was the lowest of all Peer Group companies. Given the focus on investments as earning assets, there was little investment in loans receivable, including modest diversification away from residential lending. Asset quality ratios were much more favorable than the Peer Group as a whole, although reserve coverage ratios were lower than the Peer Group.

•

Athens Bancshares, Inc. of TN (“AFCB”) conducts operations out of 7 offices in southeastern Tennessee, serving suburban areas north of Chattanooga. AFCB reported relatively strong investment in loans receivable, and higher than average funding with deposits, along with an above average equity/assets compared to the Peer Group average. Trailing twelve month net income was higher than the Peer Group average, supported by a high level of interest income and a high level of non-interest income. Operating expenses were the highest of the all Peer Group members. The high interest income was evident as AFCB reported the highest yield on earning assets of all Peer Group members. The loan portfolio revealed higher than average investment in commercial real estate loans and construction/land loans. As a result, the risk weighted assets to asset ratio was well above the Peer average. AFCB also reported the highest loan servicing portfolio of the Peer Group. Asset quality ratios were less favorable than the Peer Group average, with the exception of the reserves/loans ratio.

•

Home Federal Bancorp, Inc. of LA (“HFBL”), the smallest of the Peer Group, HFBL operates out of 5 offices in Louisiana. HFBL contained a balance sheet composition that was similar to the Peer Group averages, with the exception of the equity/assets ratio, which was the second highest of all Peer Group members. HFBL also reported the second highest asset growth rate of the Peer Group over the last twelve months. Profitability was the highest of all Peer Group members, supported by a high level of

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

interest income, a limited level of provisions for loan losses, and the highest level of net gains of all Peer Group members. The yield on earning assets was the second highest of all Peer Group members, while the cost of funds was the second lowest. Loan portfolio diversification was highest into construction/land lending, resulting in the lowest risk weighted assets to asset ratio of all Peer Group members. HFBL’s asset quality ratios were by far the lowest of the Peer Group, reporting essentially zero problem assets.

In the aggregate, the Peer Group companies maintain a higher tangible equity level, in comparison to the industry median (16.93% of assets versus 10.77% for all public companies) and generate the a slightly higher level of core profitability (0.33% of average assets for the Peer Group versus 0.29% for all public companies). The Peer Group companies reported a modest median core ROE, whereas all public companies have a median core ROE slightly higher than the Peer Group (1.87% for the Peer Group versus 2.21% for all public companies). Overall, the Peer Group’s pricing ratios were at a slight discount to all full stock publicly traded thrift institutions on a P/TB basis, but were relatively similar on a P/E basis.

	All Public-Thrifts		Peer Group
Financial Characteristics (Medians)
Assets ($Mil)	$900		$367
Market Capitalization ($Mil)	$73		$47
Tangible Equity/Assets (%)	10.77%		16.93%
Core Return on Average Assets (%)	0.29%		0.33%
Core Return on Average Equity (%)	2.21%		1.87%

Pricing Ratios (Medians)(1)
Price/Core Earnings (x)	18.35	x	18.41	x
Price/Tangible Book (%)	82.89%		78.98%
Price/Assets (%)	9.79%		13.08%

(1)	Based on market prices as of May 25, 2012.

The thrifts selected for the Peer Group were relatively comparable to Hamilton in terms of all of the selection criteria and are considered the “best fit” group. While there are many similarities between Hamilton and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences between Hamilton and the Peer Group.

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III.7

Financial Condition

Table 3.2 shows comparative balance sheet measures for Hamilton and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and Peer Group’s ratios reflect balances as of March 31, 2012. On a reported and tangible basis, Hamilton’s equity-to-assets ratio and tangible equity to assets ratio of 11.0% and 10.1% were below the Peer Group’s median equity/assets ratio of 17.2% and 16.9%, respectively. The more modest differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for Hamilton in comparison to the Peer Group (0.9% for Hamilton 0.0% and 0.3% for the Peer Group median and average).

The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity and tangible equity ratio that will be more in line with the Peer Group’s ratio. The increase in Hamilton’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both Hamilton’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank’s ratios currently lower than the Peer Group’s ratios. On a pro forma basis, the Bank’s regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both. The Bank’s loans-to-assets ratio of 53.4% was notably below the comparable Peer Group ratio of 64.7%, indicating a restriction on interest income as loans represent higher yielding assets than investment securities. At the same time, Hamilton’s level of cash and investments equal to 41.0% of assets was above the comparable Peer Group average and median of 33.8% and 25.0%. Hamilton also reported investment in BOLI of 2.6% of assets, above the 2.2% median ratio for the Peer Group. Overall, Hamilton’s interest-earning assets amounted to 97.0% of assets, which was slightly above the Peer Group’s average ratio of 96.8%.

Hamilton’s funding liabilities reflected a funding strategy that relied more on deposits than the Peer Group’s funding composition. The Bank’s deposits equaled 88.2% of assets, which was above the Peer Group’s ratio of 70.4%. Comparatively, the Bank maintained a zero balance of borrowings, as the Peer Group reported average borrowings of 12.8% of assets, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a

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III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Hamilton Bank
March 31, 2012	11.1%	29.9%	2.6%	53.4%	88.2%	0.0%	0.0%	11.0%	0.9%	10.1%	-5.06%	-7.30%	-4.49%	-5.89%	0.00%	2.85%	3.33%	9.91%	9.91%	20.66%

All Public Companies
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%

State of MD
Averages	8.6%	16.8%	1.9%	67.3%	68.4%	15.0%	0.9%	15.2%	0.0%	15.2%	-1.63%	22.08%	-6.92%	0.18%	-4.40%	-0.94%	-0.94%	15.60%	15.60%	26.07%
Medians	11.7%	10.9%	2.3%	72.0%	67.0%	14.1%	0.0%	14.4%	0.0%	14.4%	-6.95%	5.16%	-9.42%	-9.44%	-2.68%	-0.15%	-0.15%	15.60%	15.60%	26.07%

Comparable Group
Averages	7.0%	26.8%	1.8%	61.2%	70.4%	12.8%	0.0%	15.6%	0.3%	15.4%	6.79%	19.52%	2.94%	5.42%	-18.02%	-0.03%	0.09%	15.49%	15.49%	24.16%
Medians	4.5%	20.5%	2.2%	64.7%	70.4%	12.4%	0.0%	17.2%	0.0%	16.9%	3.37%	11.18%	0.27%	6.08%	-15.93%	0.75%	0.75%	14.86%	14.86%	24.58%

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
AFCB Athens Bancshares, Inc. of TN	9.4%	13.5%	3.2%	71.0%	79.9%	1.5%	0.0%	17.2%	0.1%	17.1%	3.61%	6.92%	3.54%	6.66%	-54.93%	1.67%	1.84%	13.83%	13.83%	21.54%
COBK Colonial Financial Serv. of NJ	4.9%	44.1%	1.7%	46.1%	88.3%	0.3%	0.0%	11.2%	0.0%	11.2%	6.17%	22.24%	-7.13%	7.78%	-71.43%	1.53%	1.53%	NA	NA	NA
CFFC Community Fin. Corp. of VA (1)	1.5%	2.7%	1.3%	88.3%	71.3%	18.3%	0.0%	9.8%	0.0%	9.8%	-3.45%	76.28%	-6.20%	-5.98%	4.09%	2.03%	2.03%	NA	NA	13.08%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HFBL Home Federal Bancorp, Inc. of LA	4.1%	29.0%	2.2%	62.4%	69.6%	11.0%	0.0%	18.9%	0.0%	18.9%	22.38%	-8.67%	43.41%	30.53%	22.35%	-0.03%	-0.03%	16.08%	16.08%	29.80%
LABC Louisiana Bancorp, Inc. of LA	1.6%	32.4%	0.0%	64.1%	60.6%	20.1%	0.0%	18.2%	0.0%	18.2%	-1.59%	-19.08%	11.12%	0.32%	-4.88%	-4.46%	-4.46%	14.86%	14.86%	29.79%
OBAF OBA Financial Serv. Inc. of MA	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial, Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

(1)	Financial information is for the quarter ending December 31, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

percent of assets, equaled 88.2% and 83.2%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group’s ratio. A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is slightly lower than the Peer Group’s ratio, based on IEA/IBL ratios of 110.0% and 116.4%, respectively. The additional capital realized from stock proceeds will serve to strengthen Hamilton’s IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for both Hamilton and the Peer Group based on annual growth rates for the 12 months ended March 31, 2012. Hamilton recorded asset shrinkage of 5.1% compared to median asset growth of 3.4% for the Peer Group. The decline in the Bank’s assets was evident in the 7.3% decline in cash and investments, as well as 4.5% decline in loans. The absence of growth lessened the need for funding, as Hamilton’s deposits declined at a rate of 5.9%. The Peer Group recorded modest balance sheet growth, with most growth occurring in investment securities as loans were relatively unchanged. The Peer Group funded growth with deposits, as borrowings declined.

Reflecting the recent levels of net income, the Bank’s equity increased at a 2.85% annual rate, versus a 0.75% increase in equity balances for the Peer Group. The Peer Group’s minimal equity growth was lessened by dividend payments, while the Bank’s equity was only affected by the net income and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank’s equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank’s equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 shows comparative income statement measures for Hamilton and the Peer Group, reflecting earnings for the twelve months ended March 31, 2012. Hamilton reported a net income to average assets ratio of 0.04% versus the Peer Group’s ratios of 0.51% and 0.54% based on the average and median, respectively. The Bank’s lower return was caused by

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III.10

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Hamilton Bank
March 31, 2012	0.04%	3.81%	1.18%	2.63%	0.83%	1.80%	0.00%	0.00%	0.17%	0.17%	2.04%	0.04%	0.12%	0.00%	4.01%	1.39%	2.62%	6,244	NM

All Public Companies
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	5,069	29.98%

State of MD
Averages	0.18%	4.48%	1.37%	3.10%	0.25%	2.86%	0.03%	-0.24%	0.72%	0.52%	3.27%	0.00%	0.20%	0.00%	4.83%	1.62%	3.21%	5,508	39.45%
Medians	0.13%	4.60%	1.47%	3.13%	0.21%	2.94%	0.01%	-0.19%	0.70%	0.60%	3.12%	0.00%	0.10%	0.00%	5.03%	1.71%	3.19%	5,848	38.33%

Comparable Group
Averages	0.51%	4.33%	1.07%	3.26%	0.42%	2.83%	0.00%	-0.02%	0.48%	0.47%	2.72%	0.01%	0.19%	0.00%	4.56%	1.31%	3.25%	$5,285	31.00%
Medians	0.54%	4.32%	1.07%	3.10%	0.29%	2.91%	0.00%	0.00%	0.34%	0.28%	2.71%	0.00%	0.04%	0.00%	4.54%	1.29%	3.09%	$5,260	32.50%

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	5,260	NM
AFCB Athens Bancshares, Inc. of TN	0.68%	5.12%	1.11%	4.01%	0.65%	3.36%	0.00%	0.00%	1.11%	1.11%	4.00%	0.03%	0.59%	0.00%	5.47%	1.37%	4.10%	3,127	34.74%
COBK Colonial Financial Serv. of NJ	0.45%	3.88%	1.10%	2.78%	0.46%	2.32%	0.00%	-0.01%	0.27%	0.27%	2.04%	0.00%	0.06%	0.00%	4.08%	1.25%	2.82%	6,264	25.50%
CFFC Community Fin. Corp. of VA (1)	0.34%	5.14%	0.73%	4.41%	1.43%	2.97%	0.00%	0.00%	0.74%	0.74%	2.91%	0.00%	0.00%	0.00%	5.52%	0.81%	4.71%	NM	22.61%
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	3,990	33.63%
HFBL Home Federal Bancorp, Inc. of LA	1.05%	4.98%	1.28%	3.69%	0.24%	3.45%	0.00%	0.00%	0.22%	0.22%	3.23%	0.00%	1.04%	0.00%	5.20%	1.64%	3.56%	6,193	29.03%
LABC Louisiana Bancorp, Inc. of LA	0.65%	4.59%	1.53%	3.06%	0.02%	3.03%	0.00%	-0.11%	0.41%	0.30%	2.51%	0.00%	0.17%	0.00%	4.67%	1.91%	2.77%	5,069	35.40%
OBAF OBA Financial Serv. Inc. of MA	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	5,848	35.60%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	4,680	29.98%
WVFC WVS Financial, Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	7,133	32.50%

(1)	Financial information is for the 12 months ended December 31, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information. Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

a lower level of net interest income, higher provisions for loan losses and lower non-interest income. Offsetting these factors in part was a lower level of operating expense.

The Bank maintained a lower net interest income to average assets ratio, which was reflective of the Bank’s lower yield-cost spread, which equaled 2.62% versus 3.09% for the Peer Group. The Bank maintained a lower yield on interest-earning assets (4.01% versus 4.54% for the Peer Group), as well as a slightly higher cost of funds (1.39% versus a median of 1.29% for the Peer Group).

The impact of the foregoing characteristics of the Bank and the Peer Group’s yields and costs are reflected in the reported ratios of interest income and expense to average assets. In this regard, the Bank’s interest income to average assets fell short of the Peer Group, while the ratio of interest expense was higher in comparison to the Peer Group. Overall, the Bank’s ratio of net interest income to average assets, equal to 2.63% was lower than the Peer Group’s average and median ratios of 3.26% and 3.10%, respectively. The Bank’s lower interest income ratio may be partially reflective of the Bank’s loan portfolio composition, which is historically weighted towards low risk weight residential mortgage loans. The higher ratio of interest expense to average assets, historically, is partially attributable to the Bank’s higher proportion of funding with CDs, which are generally higher cost funds.

In another key area of core earnings strength, the Bank reported a lower ratio of operating expenses, 2.04% of average assets versus the Peer Group (2.71% of average assets). In addition, Hamilton maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $6.2 million for the Bank, versus a comparable measure of $5.3 million for the Peer Group. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Hamilton’s capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a savings institution’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were slightly more favorable than the Peer Group’s, based on respective expense coverage ratios of 1.29x for Hamilton and 1.20x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Sources of non-interest operating income provided a higher contribution to the Peer Group’s earnings compared to the Peer Group. Non-interest operating income equaled 0.17% and 0.47% of Hamilton’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Hamilton’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 72.9% was equal to the Peer Group’s efficiency ratio.

Loan loss provisions had a larger impact on the Bank’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.83% and 0.42% of average assets, respectively. The impact of loan loss provisions on the Bank’s and the Peer Group’s earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the 12 months ended March 31, 2012, the Bank reported net non-operating income equal to 0.12% of average assets, while the Peer Group reported 0.19% of average assets of net non-operating gains. Non-operating items for the Bank reflected primarily the gain recorded on the sale of investment securities ($0.4 million), along with a minimal level of income on the sale of loans. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

For the twelve months ended March 31, 2012, the Peer Group reported a median effective tax rate of 32.50%, while Hamilton reported a non meaningful effective tax rate due to the low level of pre-tax net income. As indicated in the prospectus, the Bank’s effective marginal tax rate is assumed to equal 34% when calculating the after tax return on conversion proceeds.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS) for Hamilton and the Peer Group. The Bank’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group median (58.50% of assets versus 46.01% for the Peer Group). The Bank’s higher ratio was attributable to maintaining higher concentrations of 1-4 family permanent mortgage loans and higher MBS relative to the Peer Group’s ratios. The Bank did not report a balance of loans serviced for others, while only three members of the Peer Group reported balances of loans service for others. The Peer Group maintained a minimal average balance of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Bank, as total non-residential first mortgage loans equaled 29.34% of assets for the Peer Group and 19.85% of assets for the Bank. Hamilton’s risk weighted assets-to-assets ratio was lower than the Peer Group’s ratio (51.02% versus 58.94% for the Peer Group). The Peer Group reported the most significant diversification into commercial real estate lending (20.21% of assets), followed by construction/land lending (3.97% of assets). The Bank’s highest level of lending diversification was also in commercial real estate lending (9.74% of assets), along with commercial business lending (8.53% of assets).

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be less favorable in comparison to the Peer Group’s. As shown in Table 3.5, the Bank’s non-performing assets/assets and non-performing loans/loans ratios equaled 3.00% and 5.06%, respectively, versus comparable measures of 2.68% and 3.42% for the Peer Group. The ratio of REO to assets was also higher for the Bank versus the Peer Group. Hamilton reported less favorable reserve coverage ratios compared to the Peer Group averages. Loan loss reserves maintained as a percent of net loans receivable were higher for the Bank, equaling 2.05% and 1.25% for the Bank and the Peer Group, however this advantage was more than offset by the higher levels of NPAs when calculating the reserve coverage ratios. Net loan charge-offs as a percent of loans were lower for the Bank, as net loan charge-offs as a

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of March 31, 2012

		Portfolio Composition as a Percent of Assets
Institution	MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Hamilton Bank	23.87%	34.63%	1.21%	9.74%	8.53%	0.37%	51.02%	$0	$0

All Public Companies
Averages	13.81%	33.27%	3.21%	22.97%	3.89%	1.66%	61.79%	$860,963	$7,365
Medians	10.45%	32.71%	2.36%	23.49%	3.19%	0.41%	62.08%	$3,830	$96

State of MD
Averages	10.34%	31.51%	8.20%	25.24%	3.37%	0.07%	69.25%	$33	$27
Medians	10.24%	32.95%	7.73%	23.49%	1.06%	0.08%	63.44%	$0	$0

Comparable Group
Averages	13.56%	32.45%	3.97%	20.21%	3.83%	1.33%	58.94%	$13,923	$35
Medians	11.12%	32.83%	2.37%	21.82%	3.06%	0.35%	56.60%	$0	$0

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	2.12%	24.65%	2.36%	27.94%	1.90%	1.30%	55.74%	$0	$0
AFCB Athens Bancshares, Inc. of TN	4.10%	32.71%	5.98%	26.23%	4.10%	3.42%	65.53%	$97,190	$0
COBK Colonial Financial Serv. of NJ	16.36%	26.41%	2.08%	14.55%	3.28%	0.19%	52.48%	$0	$0
CFFC Community Fin. Corp. of VA (1)	0.00%	35.73%	9.81%	26.98%	9.43%	6.85%	84.18%	$0	$0
FFCO FedFirst Financial Corp. of PA	12.00%	49.94%	2.38%	15.96%	2.83%	0.50%	57.46%	$0	$0
HFBL Home Federal Bancorp, Inc. of LA	27.92%	28.01%	10.63%	19.58%	4.61%	0.20%	48.90%	$0	$0
LABC Louisiana Bancorp, Inc. of LA	29.60%	40.32%	0.07%	24.06%	0.02%	0.20%	51.44%	$26,280	$213
OBAF OBA Financial Serv. Inc. of MA	10.24%	32.94%	1.78%	29.23%	8.76%	0.00%	63.44%	$0	$80
STND Standard Financial Corp. of PA	9.88%	47.60%	1.41%	13.70%	2.47%	0.51%	58.38%	$15,760	$55
WVFC WVS Financial, Corp. of PA	23.41%	6.14%	3.21%	3.90%	0.95%	0.10%	51.81%	$0	$0

(1) Financial information is for the quarter ending December 31, 2011.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of March 31, 2012 or Most Recent Date Available

Institution	REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargeoffs	NLCs/ Loans
	(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Hamilton Bank	0.24%	3.00%	5.06%	2.05%	40.43%	37.23%	$349	0.20%

All Public Companies
Averages	0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians	0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%

State of MD
Averages	1.25%	8.28%	11.06%	2.14%	20.71%	20.89%	$1,056	1.67%
Medians	1.53%	9.39%	13.09%	1.82%	22.84%	22.76%	$608	0.34%

Comparable Group
Averages	0.44%	2.68%	3.42%	1.25%	57.13%	94.03%	$567	0.75%
Medians	0.14%	2.16%	3.23%	1.12%	41.11%	36.46%	$205	0.34%

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	432	0.61%
AFCB Athens Bancshares, Inc. of TN	0.00%	3.41%	4.35%	1.91%	45.89%	43.12%	184	0.36%
COBK Colonial Financial Serv. of NJ	0.51%	4.40%	8.38%	0.96%	11.51%	10.19%	3409	4.59%
CFFC Community Fin. Corp. of VA (1)	1.87%	7.87%	5.77%	1.97%	36.52%	24.15%	793	0.69%
FFCO FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	155	0.25%
HFBL Home Federal Bancorp, Inc. of LA	0.00%	0.08%	0.01%	0.80%	NA	549.75%	0	0.00%
LABC Louisiana Bancorp, Inc. of LA	0.26%	0.60%	0.53%	0.85%	160.31%	90.95%	111	0.22%
OBAF OBA Financial Serv. Inc. of MA	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	225	0.32%
STND Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	357	0.48%
WVFC WVS Financial, Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	0	0.00%

(1)	Financial information is for the quarter ending December 31, 2011.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

percentage of loans for the Bank equaled 0.20% of loans versus 0.34% of loans for the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Hamilton’s interest rate risk characteristics were considered to be less favorable than the Peer Group. The Bank’s equity-to-assets and IEA/IBL ratios were lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Hamilton and the Peer Group. The relative fluctuations in the Bank’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Hamilton was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Hamilton’s assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Hamilton. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.17

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of March 31, 2012 or Most Recent Date Available

	0000	0000	0000	0000	0000	0000	0000	0000	0000
	Balance Sheet Measures
	Tangible Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets	Quarterly Change in Net Interest Income
Institution				3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
	(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Hamilton Bank	10.1%	107.0%	5.6%	13	-13	1	25	26	-7

All Public Companies	12.0%	108.5%	6.1%	-3	-2	-1	5	0	1
State of MD	15.2%	110.0%	7.3%	-2	-3	4	-12	8	-3

Comparable Group
Averages	15.4%	114.5%	5.0%	-6	-1	3	4	8	10
Medians	16.9%	115.3%	5.0%	-6	1	6	0	7	4

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	17.1%	113.9%	7.1%	-6	-11	7	-1	1	-14
AFCB Athens Bancshares, Inc. of TN	17.1%	115.3%	6.1%	-4	9	6	-2	9	31
COBK Colonial Financial Serv. of NJ	11.2%	107.3%	4.9%	-11	-26	27	-5	-4	-4
CFFC Community Fin. Corp. of VA (1)	9.8%	103.3%	7.6%	NA	2	-9	20	30	6
FFCO FedFirst Financial Corp. of PA	16.7%	116.6%	5.1%	-12	0	6	4	6	1
HFBL Home Federal Bancorp, Inc. of LA	18.9%	118.4%	4.5%	-4	45	6	18	-20	-9
LABC Louisiana Bancorp, Inc. of LA	18.2%	121.6%	1.9%	-3	6	6	-6	-5	-6
OBAF OBA Financial Serv. Inc. of MA	19.4%	118.9%	4.9%	12	9	-8	-38	8	17
STND Standard Financial Corp. of PA	15.5%	115.3%	6.2%	-9	0	-12	1	9	18
WVFC WVS Financial, Corp. of PA	9.8%	113.9%	1.4%	-20	-45	-2	53	44	54

(1)	Financial information is for the quarter ending December 31, 2011.

NA=Change is greater than 100 basis points during the quarter.

Source:

SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board (“FRB”) specifies the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and, (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Hamilton’s operations and financial condition; (2) monitor Hamilton’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Hamilton’s stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Hamilton Bancorp’s value, or Hamilton Bancorp’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of Hamilton relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:

•

Overall A/L Composition. In comparison to the Peer Group, the Bank’s IEA composition was somewhat less favorable, reflecting a lower concentration of loans and a higher concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group. This lower investment in loans and lower investment in higher risk loans resulted in Hamilton reporting a lower risk weighted assets-to-assets ratio in comparison to the Peer Group’s ratio. The Bank’s IEA composition provided for a lower yield earned on IEA. The Bank’s cost of IBL was modestly higher than the Peer Group’s cost of funds, notwithstanding the Bank’s higher level of deposits and lower level of borrowings compared to the Peer Group. As a percent of assets, Hamilton maintained a similar level of IEA and a higher level of IBL, given the lower equity position of the Bank. The Bank’s IEA/IBL ratio of 110.0% was less favorable than the 116.4% ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should be comparable to the Peer Group’s ratio.

•

Credit Quality. Hamilton’s ratios of NPAs/assets and NPLs/loans were less favorable than the comparable Peer Group ratios. Loan loss reserves as a percent of NPLs and NPAs were lower for the Bank, given the higher level of NPAs and NPLs maintained by the Bank. Hamilton reported a higher ratio of loan loss reserves as a percent of loans; however such ratio did not offset the higher levels of NPAs in the reserve coverage ratio calcluations. Net loan charge-offs as a percent of loans for the Bank fell between the average and median of the Peer Group. As noted above, Hamilton’s risk weighted assets-to-assets ratio was lower than the Peer Group’s ratio. Overall, RP Financial concluded that credit quality was a moderately negative factor in the adjustment for financial condition.

•

Balance Sheet Liquidity. Hamilton operated with a higher level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities while the Bank’s portion of the proceeds will also be deployed into investments pending the longer term reinvestment into loans. The Bank’s future borrowing capacity was considered to be greater than the Peer Group’s, given that no borrowings are currently utilized by the Bank in funding the asset base. Overall, RP Financial concluded that pro forma balance sheet liquidity was a positive factor in our adjustment for financial condition.

•

Funding Liabilities. Hamilton’s IBL composition reflected a higher concentration of deposits and no use of borrowings relative to the comparable Peer Group ratios. Notwithstanding this funding structure, Hamilton’s cost of funds was somewhat higher than the Peer Group’s ratio. Total IBL as a percent of assets were higher for

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

the Bank as compared to the Peer Group’s ratio due to the lower pre-conversion equity ratio maintained by the Bank. Following the stock offering, the increase in the Bank’s equity position will reduce the level of IBL funding the Bank’s assets to a ratio that is in line with the Peer Group’s ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

•

Tangible Equity. Hamilton currently operates with a lower tangible equity-to-assets ratio to the Peer Group. Following the stock offering, Hamilton’s pro forma tangible equity position is expected to approximate the Peer Group’s ratio, which will result in similar leverage potential. At the same time, the Bank’s more significant equity surplus will likely result in a lower ROE. On balance, RP Financial concluded that equity strength was a neutral factor in our adjustment for financial condition.

On balance, Hamilton’s balance sheet strength was considered to be somewhat less favorable than the Peer Group’s and, thus, a moderate downward adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution’s earnings stream and the prospects and ability to generate future earnings, heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Profitability. For the most recent 12 month period, Hamilton reported lower profitability than the Peer Group. The Bank’s lower return was attributable to a lower level of net interest income, higher loan loss provisions and lower non-interest income, which was partially offset by the Bank’s lower level of operating expenses, based on a comparison to the Peer Group averages and medians. Reinvestment into IEA and leveraging of the pro forma equity position will serve to increase the Bank’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the stock offering.

•

Core Profitability. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of core profitability. Hamilton operated with a lower net interest income ratio and a lower level of non-interest operating income, based on a comparison to the Peer Group averages and medians. However, the lower revenues were mitigated by the Bank’s lower operating expense ratio such that the Bank’s efficiency ratio was essentially equal to the Peer Group’s ratio. Loan loss provisions had a larger impact on the Bank’s earnings. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into IEA and leveraging of post-conversion equity, which will be somewhat negated by expenses associated with the stock benefit plans, as well as incremental costs associated with the growth oriented business plan, indicate that the Bank’s pro forma core profitability is expected to remain less favorable than the Peer Group.

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IV.5

•

Interest Rate Risk. Quarterly changes in the net interest income ratio for Hamilton indicated a slightly higher degree of volatility. Other measures of interest rate risk, such as tangible equity, were less favorable than the Peer Group, while the Bank’s IEA/IBL ratio was similar to the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/IBL ratios that will be comparable to the Peer Group ratios, as well as enhance the stability of the Bank’s net interest margin through the reinvestment of stock proceeds into IEA. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•

Credit Risk. Loan loss provisions were a larger factor in the Bank’s income statement over the past 12 month time period. In terms of future exposure to credit quality related losses, Hamilton maintained a lower concentration of assets in loans and less lending diversification into higher credit risk loans. The Bank’s risk weighted assets-to-assets ratio was lower than the Peer Group’s ratio. NPAs and NPLs were higher for the Bank compared to the Peer Group. Loss reserves were more favorable for the Bank in comparison to loans receivable, but less favorable with respect to NPAs and NPLs. Net loan charge-offs as a percent of loans were higher for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

•

Earnings Growth Potential. Hamilton maintained a lower interest rate spread as compared to the Peer Group and the Bank’s net interest income has been more volatile. The infusion of stock proceeds will provide the Bank with similar leverage potential as the Peer Group. Over the past 12 months, Hamilton has reduced the asset base, while the Peer Group has expanded assets by an average of 6.8%.

•

Return on Equity. While the Bank’s trailing twelve month ROE is lower than the Peer Group’s ROE, on a pro forma basis, the Bank’s earnings increase will be limited whereas the equity will increase considerably, thus resulting in a lower pro forma ROE relative to the Peer Group. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Hamilton’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a moderate downward adjustment was warranted for profitability, growth and viability of earnings.

3.	Asset Growth

Hamilton reported a decline in assets over the last 12 months, while the Peer Group on average experienced growth in assets over the same time period. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will be similar to the Peer Group’s tangible equity-to-assets ratio, indicating a comparable level of leverage capacity for both. On balance, no valuation adjustment was applied for asset growth.

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4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Hamilton’s primary market area for loans and deposits is considered to be the Baltimore metropolitan area where the Company maintains its branch network. Within this market, the Bank faces significant competition for loans and deposits from both community based institutions and larger regional financial institutions, which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies by virtue of their relatively comparable size relative to Hamilton also face numerous and/or large competitors.

Demographic and economic trends and characteristics in the Bank’s primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total populations of Baltimore County and Baltimore City are higher than the average primary market of the Peer Group. At the same time, historical population growth rates in Baltimore County and Baltimore City reflect minimal growth of 0.1% and 0.2%, respectively, over the 2010-2011 period versus similar growth rates in the Peer Group market areas. Forecasted population growth rates are also relatively comparable for the Bank’s markets based on average and median projected growth of 1.7% and (0.8%) for the 2011 to 2016 period, which are in the range of the projected figures for the Peer Group average and median. Per capita income levels in Baltimore County were higher than the Peer Group’s markets, while income levels in Baltimore City were well below the comparable averages. The deposit market share exhibited by the Bank in both Baltimore County and Baltimore City were below the Peer Group average and median, indicative of the large market within which the Bank operates. Unemployment rates for the markets served by the Peer Group companies were less favorable than Baltimore County but more favorable than Baltimore City.

On balance, we concluded that no adjustment was appropriate for the Bank’s market area.

5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

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Six of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.07% to 2.07%. The median dividend yield on the stocks of the Peer Group institutions was 1.10% as of May 25, 2012, representing a median payout ratio of 27.40% of core earnings. As of May 25, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.25%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting. The Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.9 million to $65.0 million as of May 25, 2012, with average and median market values of $44.7 million and $47.5 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.1 million to 5.5 million, with average and median shares outstanding of 3.5 million and 3.3 million, respectively. The Bank’s conversion offering is expected to provide for pro forma shares outstanding that will be lower than the average and median shares outstanding indicated for the Peer Group companies. Likewise, the market capitalization of the Bank at the midpoint of the offering range will be lower than the Peer Group average and median values. Like all of the Peer Group companies, the Company’s stock is expected to be quoted on the NASDAQ following the conversion offering. Based on the lower pro forma market capitalization and shares outstanding relative to the Peer Group and the comparability of the anticipated trading market on NASDAQ, we have applied a slight downward adjustment for this factor.

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7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Hamilton’s: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and, (C) the acquisition market for thrift franchises in Maryland. All of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe’s sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe’s sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe’s sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe’s debt problems

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IV.9

and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe’s ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of “stress tests” contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

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Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline, included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappointing employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April, supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighted on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. Overall, the market closed down for over the first three weeks of May with the DJIA falling by a total of 6.4% from May 1, 2012, through May 18, 2012. The broad market indices finally finished in positive territory for the trading week ended May 25, 2012, as a result of investors believing that the bear market may have been oversold and as commodity prices continued to tumble, which could favorably impact the economy and consumer spending. On May 25, 2012, the DJIA closed at 12454.83, an increase of 0.1% from one year ago and an increase of 1.9% year-to-date, and the NASDAQ closed at 2837.53, an increase of 1.5% from one year ago and an increase of 8.9% year-to-date. The Standard & Poor’s 500 Index closed at 1317.82 on May 25, 2012, an decrease of 1.0% from one year ago and an increase of 4.8% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece’s government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe’s banks and resolve Europe’s debt crisis pushed bank and thrift stocks along with the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation’s largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an

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eleventh hour agreement to address the fallout from Greece’s debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe’s sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and as U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain’s second successful debt auction boosted financials along with the broader stock market in late-December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America’s rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve’s latest round of “stress tests” triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe’s debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve’s target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed

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their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, while the ongoing troubles in Europe and its potential impact on the economy and financial institutions abroad, as well as in the US, weighed heavily on thrift stocks through late May 2012. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 8.5% from one year ago and an increase of 5.0% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 4.1, two standard conversions and one second-step conversion have been completed during 2012. The two standard conversion offerings are considered to be more relevant for our analysis. Both offerings were completed in January 2012. The two standard conversion offerings were completed at an average of 89% of the midpoint valuation range, raising an average of $18.1 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 53.8%, and closed at an average of 16.3% above the offering price after one week of trading. Through May 25, 2012, these two conversion stocks were trading at an average of 31.5% above the offering price.

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Table 4.1

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Year to Date as of May 25, 2012)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares					Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
							Excluding Foundation					% of Public Off. Excl. Fdn.	Benefit Plans				Initial Div. Yield								First Trading Day		After First Week(4)		After First Month(5)
Institution	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offer	% of Mid.	Exp./ Proc.	Form		ESOP	Recog. Plans	Stk Option	Mgmt. & Dirs.		P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price		% Chge		% Chge		% Chge	Thru 5/25/12	% Chge
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Wellesley Bancorp, Inc.—MA(1)	1/26/12	WEBK-NASDAQ	$274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West End Indiana Bancshares, Inc.—IN*(1)	1/11/12	WEIN-OTC-BB	$225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages—Standard Conversions:			$250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Medians—Standard Conversions:			$250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%

Second Step Conversions
Cheviot Financial Corp.,—OH*	1/18/12	CHEV-NASDAQ	$601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages—Second Step Conversions:			$601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Medians—Second Step Conversions:			$601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%

Averages—All Conversions:			$367	9.34%	1.76%	74%	$ 24.5	87%	88%	7.1%	N.A.	N.A.	6.7%	4.0%	10.0%	6.1%	0.00%	57.7%	47.3x	7.9%	0.4%	13.7%	2.5%	$9.33	$10.50	11.9%	$10.49	11.7%	$10.86	15.5%	$11.60	23.1%
Medians—All Conversions:			$274	8.07%	1.66%	76%	$ 22.5	100%	85%	6.7%	N.A.	N.A.	8.0%	4.0%	10.0%	5.2%	0.00%	58.7%	23.7x	8.2%	0.4%	14.0%	2.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%

Note: *—Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

May 25, 2012

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IV.14

C. The Acquisition Market

Also considered in the valuation was the potential impact on Hamilton’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Maryland. As shown in Exhibit IV-4, there were three thrift acquisitions completed from the beginning of 2007 through May 25, 2012. Additionally, there were seven acquisitions of commercial banks in Maryland over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence Hamilton Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Hamilton’s stock would tend to be less, compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for standard conversions and the acquisition market. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Bank’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Hamilton’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Overall, the returns, equity positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

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9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Hamilton will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank has adopted Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously, RP Financial concluded that as of May 25, 2012, the aggregate pro forma market value of Hamilton Bancorp’s conversion stock equaled $28.0 million at the midpoint, equal to 2,800,000 shares at $10.00 per share. The $10.00 per share price was determined by the Hamilton Board.

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $131,000 for the fiscal year ended March 31, 2012. In deriving Hamilton’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of investment securities ($386,000). We chose not to exclude gains on the sale of loans ($6,000), as this is a recurring event for the Bank. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank’s core earnings were determined to equal a net loss of $124,000 for the fiscal year ended March 31, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income(loss)	$131
Deduct: Gain on sale of investment securities	(386)
Tax effect (1)	131

Core earnings estimate	$(124)

(1) Tax effected at 34.0%.

Based on the Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples were deemed not meaningful due to the minimal balance of reported earnings and net loss on a core basis, thus we were unable to apply the P/E method in the valuation of Hamilton. The Peer Group exhibited average reported and core earnings multiples of 19.80 times and 19.28 times, respectively (see Table 4.2). In comparison, the Peer Group’s median reported and core earnings multiples were 18.36 times and 18.41 times, respectively.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $28.0 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios equaled 47.78% and 50.30%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 72.98%

RP® Financial, LC.	VALUATION ANALYSIS
IV.18

Table 4.2

Public Market Pricing

Hamilton Bank of MD and the Comparables

As of May 25, 2012

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core
	Share(1) Value		EPS(2)	Share	P/E	P/B	P/A	P/TB	P/ Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Hamilton Bank
Superrange	$10.00	$37.03	$(0.12)	$17.95	NM	55.71%	10.58%	58.28%	NM	$0.00	0.00%	0.00%	$350	19.00%	18.16%	2.73%	-0.05%	-0.26%	-0.12%	-0.64%
Maximum	$10.00	$32.20	$(0.12)	19.33	NM	51.73%	9.32%	54.29%	NM	$0.00	0.00%	0.00%	346	18.01%	17.16%	2.76%	-0.04%	-0.22%	-0.11%	-0.62%
Midpoint	$10.00	$28.00	$(0.13)	20.93	NM	47.78%	8.19%	50.30%	NM	$0.00	0.00%	0.00%	342	17.13%	16.28%	2.79%	-0.03%	-0.17%	-0.10%	-0.61%
Minimum	$10.00	$23.80	$(0.13)	23.08	NM	43.33%	7.03%	45.77%	NM	$0.00	0.00%	0.00%	338	16.24%	15.37%	2.82%	-0.02%	-0.12%	-0.09%	-0.58%
All Non-MHC Public Companies(7)
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MD (7)
Averages	$6.86	$37.58	$(0.01)	$10.91	17.81x	53.15%	8.37%	53.19%	0.00x	$0.00	0.00%	0.00%	$556	15.17%	15.16%	8.28%	0.12%	0.76%	-0.01%	-0.22%
Medians	$2.85	$27.08	$0.00	$7.80	17.81x	42.04%	6.05%	42.04%	0.00x	$0.00	0.00%	0.00%	$392	14.40%	14.40%	9.39%	0.08%	0.37%	0.00%	0.00%
Comparable Group Averages
Averages	$12.85	$44.66	$0.43	$17.19	19.80x	72.98%	11.71%	74.16%	19.28x	$0.11	0.89%	15.49%	$400	15.62%	15.41%	2.68%	0.51%	3.27%	0.37%	2.45%
Medians	$14.43	$47.48	$0.31	$18.07	18.36x	75.46%	13.08%	78.98%	18.41x	$0.16	1.10%	0.10%	$367	17.18%	16.93%	2.16%	0.54%	3.70%	0.33%	1.87%
Peer Group
ALLB Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	NM	78.47%	13.44%	78.47%	NM	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
AFCB Athens Bancshares, Inc. of TN	$15.00	$39.99	$0.31	$19.00	20.55x	78.95%	13.61%	79.49%	NM	$0.20	1.33%	27.40%	$294	17.24%	17.14%	3.41%	0.68%	3.87%	0.29%	1.64%
COBK Colonial Financial Services, of NJ	$13.23	$51.61	$0.64	$18.34	18.90x	72.14%	8.08%	72.14%	20.67x	$0.00	0.00%	0.00%	$639	11.20%	11.20%	4.40%	0.45%	3.82%	0.41%	3.49%
CFFC Community Financial Corp. of VA	$3.90	$17.01	$0.23	$8.62	9.51x	45.24%	3.34%	45.24%	16.96x	$0.00	0.00%	0.00%	$510	9.82%	9.82%	7.87%	0.34%	3.58%	0.19%	2.01%
FFCO FedFirst Financial Corp of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	NM	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HFBL Home Federal Bancorp, Inc. of LA	$14.60	$43.35	$0.30	$16.97	16.98x	86.03%	16.28%	86.03%	NM	$0.24	1.64%	27.91%	$266	18.92%	18.92%	0.08%	1.05%	4.97%	0.37%	1.74%
LABC Louisiana Bancorp, Inc. of LA	$16.10	$52.15	$0.52	$17.98	25.16x	89.54%	16.33%	89.54%	30.96x	$0.00	0.00%	0.00%	$319	18.24%	18.24%	0.60%	0.65%	3.55%	0.53%	2.88%
OBAF OBA Financial Services, Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
STND Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information. Copyright (c) 2012 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.19

and 74.16%, the Company’s ratios reflected a discount of 34.5% on a P/B basis and a discount of 32.2% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 75.46% and 78.98%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 36.7% and 36.3%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios equaled 55.71% and 58.28%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 23.7% and 21.4%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 26.2% for both, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in consideration of the Bank’s higher pro forma equity ratio and in consideration of the trading of recent standard conversions.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $28.0 million midpoint of the valuation range, the Bank’s value equaled 8.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.71%, which implies a discount of 30.1% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 13.08%, the Bank’s pro forma P/A ratio at the midpoint value reflects a discount of 37.4%.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals), as well as the negative core earnings reported by the Bank for the fiscal year ended March 31, 2012. As discussed previously, two standard conversion offerings have been completed in 2012 and closed at an average of 89% of the midpoint valuation range, raising an average of $18.1 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 53.8%, and closed at an average of 16.3% above the offering price after one week of trading. Through May 25, 2012, these two conversion stocks were trading at an average of 31.5% above the offering price.

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

In comparison, the Bank’s pro forma price/tangible book ratio at the appraised midpoint value reflects a minimal discount of 6.5% and at the supermaximum of the range, reflects a premium of 8.3%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $28.0 million at the midpoint, equal to 2,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $23.8 million and a maximum value of $32.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,380,000 at the minimum and 3,220,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $37.0 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,703,000. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.